UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Tulsa Real Estate Fund, LLC
(Exact name of issuer as specified in its charter)

Georgia	81-5055009
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3015 R.N. Martin Street, East Point, GA 30344
(Full mailing address of principal executive offices)

844-73-TULSA
(Issuer’s telephone number, including area code)

Class A Interests
(Title of each class of securities issued pursuant to Regulation A)

i

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express our expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict.  We cannot guarantee future performance, or that future developments affecting the Company will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described below under “Item 1. Business—Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. BUSINESS

Overview

Tulsa Real Estate Fund, LLC (together with its consolidated subsidiaries, “we, “us”, “our” or the “Company”) was formed on July 20, 2016 and commenced operations in June 2018. Our overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit. This may include property acquisition, development and lending activities. To date, we have generated revenues in two ways: from quick turnaround assets and long-term investments.

We believe that there is an opportunity in the domestic marketplace to create and operate a successful real estate investment company. We intend to provide real estate investment opportunities and property management services for investors interested in achieving financial success by taking advantage of the real estate market across the country, but specifically in communities adversely affected by gentrification in the United States. This strategy may include properties located in what are deemed as opportunity zones. An opportunity zone is an economically distressed community where new investments, under certain conditions, may be eligible for preferential tax treatment. Localities qualify as opportunity zones if they have been nominated for that designation by the state and that nomination has been certified by the Secretary of the U.S. Treasury via delegation of authority to the Internal Revenue Service.

We look to serve our investors by working to maximize their income while at the same time controlling expenses.

This business plan is based on three vital components:

●	implementing a sound investment platform with a mastery of choosing the right property to fill the needs of the real estate marketplace at the right time, which requires an in-depth knowledge of the market and how to keep gaining a greater share of that market;

●	providing a superior service to the tenants to maximize our return on investment; and

●	identifying and lending to quality borrowers in key markets to ensure ultimate property success in our key demographic markets in accordance with our underwriting requirements.

Corporate Structure and History

The Company was formed under the laws of the State of Georgia on July 20, 2016 and began operations in June 2018.

We have created wholly-owned subsidiaries as special purpose entities to own investment assets for the Company. As of the date of this report, the states of organization, dates of formation and entity type of our current subsidiaries are listed below:

Subsidiary	State of Organization	Date of Formation	Type of Entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company
Legacy Spaces LLC	Georgia	January 7, 2020	Limited liability company

The Manager

Our amended and restated company agreement, dated May 18, 2018, as amended from time to time (the “operating agreement”), designates Tulsa Founders LLC as the sole manager of the Company (the “Manager”).

Under the operating agreement, we are required to pay the Manager a monthly asset management fee calculated as 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. We record this management fee in an annualized manner, ratably recording the expense over the course of twelve months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation.

The Manager was also issued all of the class B interests of the Company and is entitled to distributions. Pursuant to the operating agreement, cash distributions shall be distributed to our members quarterly, so long as the Manager determines it is available for distribution, in the following order: (1) first, to all holders of class A interests, pro rata in accordance with their percentage interests in the Company, until all class A holders have received a cumulative, non-compounded preferred return of 8% per annum on their capital contributions, and (2) second, fifty percent (50%) to all holders of class A interests in proportion to their respective percentage interests, and fifty percent (50%) to the Manager, as holder of the class B interests.

In the event the Manager resigns, the holders of a majority of all interests of the Company may elect a successor Manager. The Manager may be removed by an affirmative vote of the holders at least 75% of all interests of the Company (other than the Manager) at any time, but only for “good cause,” which includes: (i) a breach of the Manager’s duties or authority under the operating agreement; (ii) willful or wanton misconduct, fraud or bad faith; (iii) death or disability wherein the Manager (or any of the members of the Manager with authority to manage the Company) dies or becomes physically, mentally, or legally incapacitated such that it can no longer effectively function as manager or the dissolution, liquidation or termination of any entity serving as the Manager and no other member, officer or director of the Manager is willing or able to effectively perform the Manager’s duties; (iv) disappearance wherein the Manager (or each of the members of the Manager) fail to return phone calls and/or written correspondence (including email) for more than thirty days (30) without prior notice of an anticipated absence, or failure to provide the members with new contact information; (v) issuance of a legal charging order and/or judgment by any judgment creditor against the Manager’s interest in cash distributions or management fees from us; (vi) a finding by a court of law or arbitrator that the Manager committed any of the acts described below for which the Manager is specifically not indemnified by us; or (vii) The Manager becomes subject to a “disqualifying event” at any time during operation of the Company.

The operating agreement provides that the Manager (including its members, officers, employees, and agents) are specifically excluded from personal liability for any acts related to the Company, whether they relate to internal disputes with members, external disputes with third parties or regulatory agencies, etc., except for (i) cases where a finding is made by a court of law or arbitrator that the Manager engaged in intentional misconduct including, but not limited to, a knowing violation of the law or (ii) liabilities arising under violation of the Securities Act of 1933, as amended (the “Securities Act”), any regulations promulgated thereto, or any state securities laws. Except for these exclusions, we agreed to indemnify and hold harmless the Manager from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any person or entity, including payment for the Manager’s defense (including reasonable attorney’s fees and costs) arising from or in any way connected with the conduct of the business of the Company.

See Item 3. “Directors and Officers” for additional information regarding the Manager.

Investment Strategy

We are seeking to invest in a diversified portfolio of income producing real estate assets and real estate related assets throughout the United States. Initially, we intend to target single family, multifamily, and commercial properties, but may acquire other property types that meet our investment objectives.

We may also purchase additional properties or make other real estate investments that relate to varying property types including office, retail and industrial properties. Such property types may include operating properties and properties under development. To date, we have purchased single family, multifamily, and commercial properties. We have also provided loans on similar properties in various locations. Please see below for a discussion of our acquisitions.

We believe that there is an opportunity to create attractive total returns by employing a strategy of investing in a diversified portfolio of such investments which are well-selected, well-managed and disposed of at an optimal time. Our principal targeted assets are investments in properties, and other real estate investments that relate to properties, that have quality construction and desirable locations which can attract quality tenants. These types of investments are, or relate to, properties generally located in central business districts or metropolitan cities, primarily located in urban communities in the United States. We intend to invest in a geographically diverse portfolio to reduce the risk of reliance on a particular market, a particular property and/or a particular tenant.

Investment Process

We have adopted a systematic and standardized approach to our real estate investment process, which is summarized below.

Property Identification

As is common with urban revitalization programs throughout the country, government agencies, housing authorities, and both for-profit and not-for-profit organizations are tasked with supporting community revitalization initiatives. Often these initiatives target specific communities in order to provide quality affordable housing that resurrects or revives distressed neighborhoods. In more stable neighborhoods this effort protects, preserves, and even enhances property values.

Subject properties are typically identified by:

●	use of our current network databases and information;

●	recommendations received from colleagues within our network that have ties to a specific community;

●	donations from the property owner (private individual, city, county or federal entities, or bank); and

●	leads generated by local real estate agents.

Some of the subject properties sit amidst formerly distressed neighborhoods or in economic opportunity zones, where government and private agencies are spending heavily to curb falling real estate values and bring about urban renewal. Often, many targeted revitalization homes and empty lots are located in very ordinary neighborhoods. Perhaps the home or lot is abandoned, sitting empty, in disrepair, foreclosed upon by a bank, or heavily-liened for violating numerous city codes. Perhaps the subject property is debt free and just badly in need of remodeling that the owner cannot afford. There are any number of sources and avenues providing beneficial and profitable revitalization opportunities.

We will not limit ourselves geographically, however our mission remains to invest in properties so as to prevent gentrification where we believe it will be damaging to the current community at large. We will review applications from local developers seeking capital for the acquisition or improvement of single family, multifamily, and commercial properties that they may purchase at a discount. We believe that we can successfully lend or invest in these opportunities based upon the depth and the breadth of the industry experience, contacts and industry knowledge of the Manager.

Due Diligence

Once we identify a location or a potential property for purchase, we may secure the necessary financing, sign a contract and place an escrow deposit to be held with the designated escrow agent. We will take the time necessary to complete all due diligence relevant to the property, including site inspection, environmental surveys, reviewing all leases, if applicable, income and expenses, as well as securing a first mortgage on the property. After the due diligence process has been completed, we will determine whether the property is suitable or not. If property is not suitable, we will cancel the contract and look for the next opportunity.

Once we identify a subject property for lending, we ensure that it meets stringent underwriting criteria and guidelines. This process is driven by property valuations, market feasibility assessments, time on market analysis, construction and development budgets, resulting loan to value limits, and projected project timelines.

Financing Strategy

Financing for acquisitions may be obtained at the time an asset is acquired or at such later time as management determines to be appropriate.

In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs, including the payment of distributions. Additionally, the amount of debt placed on an individual property or related to a particular investment, including our pro rata share of the amount of debt incurred by an individual entity in which we invest, may be less than 75% or more than 85% of the value of such property/investment or the value of the assets owned by such entity, depending on market conditions and other factors.

We intend to limit borrowing to 85% of the value of our assets.

Notwithstanding the above, depending on market conditions and other factors, management may choose not to place debt on our portfolio or assets and may choose not to borrow to finance operations or to acquire properties. Our financing strategy and policies do not eliminate or reduce the risks inherent in using leverage to purchase properties.

Lending Underwriting Requirements

We intend provide loans based on the following lending criteria:

●	Primarily, we will be focused on the property potential, its current cash flow, location, and developmental opportunity.

●	We will finance up to 85% of the acquisition and construction.

●	We will finance up to 80% of the post improved value of a property.

●	We intend to offer loans with terms from six (6) months to three (3) years.

●	We intend to provide interest only terms for loans with balloon payments at the end of the term of the loan.

●	We will provide loan amounts of $10,000 to $5,000,000.

●	We may lend on single-family, multi-family, mixed use, land, and other commercial real estate projects.

●	We may lend for acquisition, construction, or both.

●	We may provide pre-development funding.

●	We will not have a minimum credit score requirement.

●	We intend to charge an interest rate of at least 8% and points depending on the individual loan.

●	We will require a minimum of two (2) years of real estate investing experience, training, or certification by borrowers prior to considering their borrowing potential.

Potential investors should be advised that we may issue senior debt securities, offer our membership units in exchange for property, acquire other securities of other funds so long as those funds are real estate related, or engage in the purchase and sale (or turnover) of investments that are not real estate related. We may also borrow money collateralized by our properties with up to a 85% value of our real estate assets. We have no intention of initiating personal loans to other persons, investing in the securities of other issuers for the purpose of exercising control, or to underwrite securities of other issuers.

Leverage

Leverage represents an important vehicle for maximizing returns; however, we will evaluate the appropriate amount of debt based on market conditions, feasibility of the project and determined risk. If available, we may borrow up to 85% of the value of our assets. We may incur indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties and publicly or privately placed debt instruments or financing from institutional investors or other lenders. The indebtedness may be secured or unsecured. Security may be in the form of mortgages or other interests in our properties; equity interests in entities which own our properties or investments; cash or cash equivalents; securities; letters of credit; guarantees or a security interest in one or more of our other assets.

We may use borrowing proceeds to finance acquisitions of new properties, make other real estate investments, make payments to the Manager, pay for capital improvements, repairs or tenant buildouts, refinance existing indebtedness, or pay distributions or provide working capital. The form of our indebtedness may be long-term or short-term debt or in the form of a revolving credit facility.

Real Estate Investments

As of December 31, 2020 and 2019, the Company has invested in six and nine properties, respectively, as the owner, joint venture member or mortgagee.

Mortgage Notes Receivable

Our real estate loan policy sets forth guidelines for debt service coverage ratios, loan to value and documentation standards. Commercial real estate loans are usually made based upon identified cash flows of the borrower with consideration given to underlying real estate collateral and personal or government guarantees. Loan origination and other fees are accounted for separately and are amortized into income over the life of the loan. During the years ended December 31, 2020 and 2019, we invested $191,622 and $1,816,068, respectively, into mortgage notes receivable and received principal repayments of $472,000 and $0, during the years ended December 31, 2020 and 2019, respectively. The mortgage notes receivable balance is $1,535,690 and $1,816,068, as of December 31, 2020 and 2019, respectively. These notes are structured to mature one year from the original date but were extended for one year in 2020 to maturities in 2021. One note issued in 2020 matures in 2022 for $50,000. The notes are collateralized by first or second mortgages on the underlying properties. Interest rates range from 8%-16%. Total income recognized for interest on mortgage notes was $208,168 and $150,542 for the years ended December 31, 2020 and 2019, respectively, of which $81,846 and $44,928 is accrued and receivable as of December 31, 2020 and 2019, respectively.

Joint Venture Investment

On June 3, 2019, our wholly owned subsidiary JMREP 28, LLC (“JMREP”) entered into an amended and restated operating agreement with Alchemy Real Estate Investment Group LLC (“Alchemy”) related to the formation and management of 2360 Tredway Properties, LLC (“Tredway”), a company organized to engage in a single held asset for a 98-unit apartment community in Macon, Georgia known as The Oaks North. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contribution of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500.

Pursuant to the operating agreement, cash flow shall be distributed as follows: (1) JMREP will receive 60% of the operational cash flow and Alchemy 40% of the operational cash flow until JMREP has received total distributions equal to its $550,000 capital contribution; (2) JMREP will receive 100% of all capital transaction net cash flows (proceeds from a debt refinancing and/or sale of the property) until JMREP has received total distributions equal to its $550,000 capital contribution; and (3) After JMREP has received total distributions equal to $550,000 from any source, all future distributions shall be made and aligned with the ownership interest with Alchemy being 60% and JMREP being 40%. However, upon the occurrence of certain events of default by Alchemy, JMREP could ultimately own up to 60% of Tredway. Tredway is co-managed by Jermaine Morrison of JMREP and EJ Hawkins of Alchemy.

We account for the investment using the equity method of accounting for investments. During 2019, our tax loss from operations was $59,454. The loss is included in the statement of operations for the year ended December 31, 2019 as loss on joint venture, equity method.

We account for the investment using the equity method of accounting for investments. During 2020 and 2019, our tax loss from operations was $141,835 and $59,454, reducing the balance carried on the balance sheets as of December 31, 2020 and 2019 to $348,711 and $490,546, respectively. The loss is included in the consolidated statement of operations for the years ended December 31, 2020 and 2019 as loss on joint venture, equity method.

Properties Held for Resale

An investment in the amount of $364,363, with a cost basis of $390,302 on the sale date after property improvement costs, located at 1000 Carteret Road was held for resale as of December 31, 2019. The property sold on March 27, 2020 for $390,302, less than the original cost plus improvements. The loss on sale of $55,918 is included as an asset impairment in the consolidated statement of operations for the year ended December 31, 2019. There were no properties held for resale as of December 31, 2020.

A mortgage note receivable secured by 2087 E Roxboro Road, NE was transferred to the Company in a deed in lieu of foreclosure on March 15, 2020 and was included as a property held for sale as of December 31, 2019. The mortgage note receivable was mortgaged for the amount of $367,527. This property was sold in November of 2020 for $455,615 for a gain of approximately $73,140.

Projects Under Development

The project under development as of December 31, 2020 and 2019 is located at 3015 Martin Street, Atlanta, GA (aka the Legacy Center). The property was acquired in October 2018 and is currently intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As of December 31, 2020, the COVID-19 pandemic has delayed the utilization of the space and therefore the Company has elected to defer commencement of depreciation until the asset becomes operational in order to match the expenses to the period of economic benefit. The commercial real estate is comprised of 30,000 square feet of office space on 2.6 acres of land. During 2020 and 2019, the Company invested in improvements costing $176,890 and $686,943, respectively. Management anticipates that an additional cost in excess of $350,000 will be required to complete the build-out. The following table summarizes the Company’s investments held for development as of December 31, 2020 and 2019.

	As of December 31, 2020	As of December 31, 2019
Property investment cost, beginning of period	$2,925,211	$2,238,268
Repositioning costs	176,890	686,943
Depreciation	(1,465)	-
Total investments held for development	$3,100,636	$2,925,211

Competition

We will face competition from other owners, investors and developers that are looking to acquire similar properties and who may implement or are already implementing a similar business plan to ours. Further, we may be at a disadvantage to our competition who may have greater capital resources than we do, specifically cash. It has become increasingly difficult to obtain lending on many properties and those developers that are able to close without financing and pay the full purchase price of a property in cash and may be able to close on more properties or will be able to negotiate better purchasing terms.

Competitive Strengths

Below are several key competitive advantages inherent to our approach.

●	There is increasing demand for more affordable housing coupled by an already significant shortage, and real estate prices continue to rise.

●	This demand for affordable housing is further compounded and artificially increased by the fact that there are numerous government rental and home ownership programs available to assist individuals and families in securing housing, which they otherwise could not afford.

●	In many cases, we may have the opportunity to partner with an established non-profit organization which provides properties where acquisition costs are sometimes less expensive than a typical property in the area.

●	With local, state, and/or federal government agencies directly involved in the revitalization efforts, timelines are often expedited in terms of permitting, site inspections, etc.

●	Gap funding, acting as a form of insurance against loss, is available from local housing authorities for some of the properties, ensuring that any potential loss in the sale is offset.

●	Significant community support and outreach is associated with our revitalization activities, bringing additional exposure, including by the media.

●	Both government housing agencies and non-profit organizations have waiting lists of qualified buyers.

●	Significantly, the management team of the Manager has a proven track record of being successful in this business.

Employees and Advisors

As of December 31, 2020, we had 10 full-time employees and utilized approximately 40 independent contractors and advisors to provide selected services to supplement our employee base.

Government Regulation

Regulations Related to Real Estate Investments

We are subject to a variety of Federal, state, and/or local statutes, ordinances, rules, and regulations covering the purchase, development, construction and operation of real estate assets. These regulatory requirements include zoning and land use, building design, construction, worksite safety, traffic, and other matters, such as local rules that may impose restrictive zoning and developmental requirements. We are subject to various licensing, registration, and filing requirements in connection with the development, construction, advertisement, and sale of certain real estate assets. Additionally, state and/or local governmental agencies may impose moratoriums on new construction in an area due to the need for infrastructure development, including road development and utility remediation. Finally, state and/or local governments retain certain rights with respect to eminent domain which could enable them to restrict or alter the use of our property. These requirements may lead to increases in our overall costs. The need to comply with these requirements may significantly delay development and/or construction with regard to properties, or lead us to alter our plans regarding certain real estate assets. Some requirements, on a property by property evaluation, may lead to a determination that development of a particular property would not be economically feasible, even if any or all necessary governmental approvals were obtained.

Under various Federal, state and/or local laws, ordinances and regulations, a current or previous owner or operator of a property may be required to investigate and/or clean-up hazardous or toxic substances released at that property. That owner or operator also may be held liable to third parties for bodily injury or property damage (investigation and/or clean-up costs) incurred by those parties in connection with the contamination at that site. These laws often impose liability without regard to whether the owner or operator knew of or otherwise caused the release of the hazardous or toxic substances. In addition, persons who arrange for the disposal or treatment of hazardous substances or other regulated materials also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such persons.

The costs of remediation or removal of hazardous or toxic substances can be substantial, and the presence of contamination, or the failure to remediate contamination discovered, at a property we own or operate may adversely affect our ability to develop, construct on, sell, lease, or borrow upon that property. Current and former tenants at a property we own may have, or may have involved, the use of hazardous materials or generated hazardous wastes, and those situations could result in our incurring liabilities to remediate any resulting contamination if the responsible party is unable or unwilling to do so.

In addition, our properties may be exposed to a risk of contamination originating from other sources. While a property owner generally is not responsible for remediating contamination that has migrated on-site from an off-site source, the contaminant’s presence could have adverse effects on our ability to develop, construct on, operate, sell, lease, or borrow upon that property. Certain environmental laws may create a lien on a contaminated site in favor of the government for damages and costs the government may incur to remediate that contamination. Moreover, if contamination is discovered on a property, environmental laws may impose restrictions on the manner in which that property may be used, or how businesses may be operated on that property, thus reducing our ability to maximize our investment in that property. Our properties have been subjected to varying degrees of environmental assessment at various times; however, the identification of new areas of contamination, a change in the extent or known scope of contamination, or changes in environmental regulatory standards and/or cleanup requirements could result in significant costs to us.

Regulations Related to Lending Activities

Our lending activities are subject to extensive federal, state and local regulation. The Consumer Financial Protection Bureau (“CFPB”) was established on July 21, 2010 under Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The CFPB is responsible for ensuring consumers are provided with timely and understandable information to make responsible decisions about financial transactions, federal consumer financial laws are enforced and consumers are protected from unfair, deceptive, or abusive acts and practices and from discrimination. Although the CFPB’s actions may improve consumer protection, such actions also have resulted in a meaningful increase in costs to consumers and financial services companies including mortgage originators and servicers.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

Risk Factors

An investment in our securities involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this report, before making an investment decision with respect to our securities or the Company. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the market price of our securities could decline, and you could lose all or part of your investment.

General Risks Related to Our Business

We have a limited operating history and are currently operating at a loss. There is no guarantee we will ever generate a profit.

We commenced operations in June 2018. For the year ended December 31, 2020, we had a net loss of $1,948,983. As a result of our start-up operations we will accumulate deficits due to organizational and start-up activities, business plan development, and professional fees since we organized. There is limited information at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for purchase, the level of our competition and our ability to attract and maintain key management and employees.

The outbreak of the novel coronavirus (COVID-19) is growing and its impacts may cause a material adverse effect on our business.

In late 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19.

Many states and cities, including where our investment properties are located, have at times reacted by instituting quarantines, restrictions on travel, “stay at home” rules, and restrictions on the types of business that may continue to operate. Although the jurisdictions where our properties are located have since re-opened, these restrictions have had a negative impact on the economy and business activity and may adversely impact the ability of our borrowers, many of which may have been, or continue to be, unable to operate, to make payments as and when due.  Enforcing our rights as a lender against borrowers who fail to pay or otherwise do not comply with the terms of their mortgages may not be possible as many jurisdictions, including those where our investment properties are located, have established rules and/or regulations preventing us from foreclosing on mortgages for certain periods in response to COVID-19. If we are unable to enforce our rights as a lender, our business would be materially affected.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

We are significantly dependent on Jay Morrison. The loss or unavailability of his services would have an adverse effect on our business, operations and prospects in that we may not be able to obtain new management under the same financial arrangements, which could result in a loss of your investment.

Our business plan is significantly dependent upon the abilities and continued participation of Jay Morrison. The loss by or unavailability of his services would have an adverse effect on our business, operations and prospects. There can be no assurance that we would be able to locate or employ personnel to replace Mr. Morrison should his services be discontinued. In the event that we are unable to locate or employ personnel to replace Mr. Morrison, we would be required to cease pursuing our business opportunity, which could result in a loss of your investment.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors’ investments.

Our policies do not limit us from incurring debt until our total liabilities would be at 85% of the value of our assets. We intend to borrow as much as 85% of the value of our properties. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors’ investments.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.

If we are ever deemed to be an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), we may be subject to certain restrictions, including restrictions on the nature of our investments and restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

The exemption from the Investment Company Act may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.

We do not believe that at any time we will be deemed an “investment company” under the Investment Company Act, as we do not intend on trading or selling securities. Rather, we intend to hold and manage real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an “investment company” under the Investment Company Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

We may suffer losses that are not covered by insurance.

The geographic areas in which we invest may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe thunderstorms, hurricanes, flooding, tornadoes, snowstorm, sinkholes, and earthquakes. To the extent possible, the Manager may but is not required to attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions.

Furthermore, an insurance company may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore the property, and a lawsuit could have to be initiated to force them to provide coverage, resulting in further losses in income.

Risks Related to Real Estate Investments

The profitability of acquisitions is uncertain.

We intend to acquire properties and lend selectively. Acquisition of properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management’s time to, transactions that may not come to fruition. Additional risks inherent in acquisitions include risks that the properties will not achieve anticipated sales price or occupancy levels and that estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. Expenses may be greater than anticipated.

Rising expenses could reduce cash flow and funds available for future acquisitions.

Our properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If we are unable to lease properties on a basis requiring the tenants to pay all or some of the expenses, we would be required to pay those costs, which could adversely affect funds available for future acquisitions or cash available for distributions.

If we purchase assets at a time when the single family, multifamily, or commercial real estate market is experiencing substantial influxes of capital investment and competition for properties, the real estate we purchase may not appreciate or may decrease in value.

The multifamily real estate markets are currently experiencing a substantial influx of capital from investors worldwide. This substantial flow of capital, combined with significant competition for real estate, may result in inflated purchase prices for such assets. To the extent we purchase real estate in such an environment, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future as it is currently attracting, or if the number of companies seeking to acquire such assets decreases, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets.

A single family, multifamily, or commercial property’s income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of “for sale” properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates. Our income will be adversely affected if a significant number of tenants are unable to pay rent or if our properties cannot be rented on favorable terms. Our performance is linked to economic conditions in the regions where our properties will be located and in the market for multifamily space generally. Therefore, to the extent that there are adverse economic conditions in those regions, and in these markets generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to you.

We may depend on tenants for some of our revenue and therefore our revenue may depend on the economic viability of our tenants.

We will be highly dependent on income from tenants or the sale of properties. Our financial results will depend in part on leasing space in the properties or the full properties we acquire to tenants on economically favorable terms.

In the event of a tenant default prior to stabilization, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. A default, of a substantial tenant or number of tenants at any one time, on lease payments to us would cause us to lose the revenue associated with such lease(s) and cause us to have to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure if the property is subject to a mortgage. Therefore, lease payment defaults by tenant(s) could cause us to lose our investment or reduce the amount of distributions to our members.

We may not make a profit if we sell a property.

The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant appreciation on our investment in a property. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Our properties may not be diversified.

Our potential profitability and our ability to diversify our investments may be limited, both geographically and by type of properties purchased. Our properties may not be well diversified and their economic performance could be affected by changes in local economic conditions.

Our performance is therefore linked to economic conditions in the regions in which we will acquire properties and in the market for real estate properties generally. Therefore, to the extent that there are adverse economic conditions in the regions in which our properties are located and in the market for real estate properties, such conditions could result in a reduction of our income and cash to return capital and thus affect the amount of distributions we can make to members.

Competition with third parties in acquiring and operating properties may reduce our profitability and the return on your investment.

We compete with many other entities engaged in real estate investment activities, many of which have greater resources than we do. Specifically, there are numerous commercial developers, real estate companies, and foreign investors that operate in the markets in which we may operate, that will compete with us in acquiring residential, commercial, and other properties that will be seeking investments and tenants for these properties.

Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. Competitors with substantially greater financial resources than us may generally be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of entities in which investments may be made or risks attendant to a geographic concentration of investments. Demand from third parties for properties that meet our investment objectives could result in an increase of the price of such properties. If we pay higher prices for properties, our profitability may be reduced and you may experience a lower return on your investment. In addition, our properties may be located in close proximity to other properties that will compete against our properties for tenants. Many of these competing properties may be better located and/or appointed than the properties that we will acquire, giving these properties a competitive advantage over our properties, and we may, in the future, face additional competition from properties not yet constructed or even planned. This competition could adversely affect our business. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for residential renters. In addition, our ability to charge premium rental rates to tenants may be negatively impacted. This increased competition may increase our costs of acquisitions or lower the occupancies and the rent we may charge tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties which we would not have otherwise made, thus affecting cash available for distributions to members.

We may not have control over costs arising from rehabilitation or ground up construction of properties.

We may elect to acquire properties which may require rehabilitation or even be from the “ground up,” meaning that we purchase the land and implement a plan to construct a multifamily building, single family residence or commercial building on the land. In particular, we may acquire affordable properties that we will rehabilitate and convert to market rate properties. We may also purchase land, entitle the land for a multifamily building, single family residence or commercial building (if that is not already provided), architect a multifamily building, single family residence, or commercial building and build a brand new multifamily building, single family residence, or commercial building. Consequently, we intend to retain independent general contractors to perform the actual physical rehabilitation and/or construction work and will be subject to risks in connection with a contractor's ability to control rehabilitation and/or construction costs, the timing of completion of rehabilitation and/or construction, and a contractor's ability to build in conformity with plans and specification.

Inventory or available properties might not be sufficient to realize our investment goals.

We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan. Members ultimately may not like the location, lease terms or other relevant economic and financial data of any real properties, other assets or other companies that we may acquire in the future. Moreover, our acquisition strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management’s attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with acquisitions; failure of acquired businesses to achieve expected results; and difficulties entering markets in which we have no or limited experience.

The consideration paid for our target acquisition may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay will be based upon numerous factors, and the target acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a target acquisition or its appraised value will be a fair price, that we will be able to generate an acceptable return on such target acquisition, or that the location, lease terms or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles. We may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a target acquisition. As a result, our investments in our target acquisition may fail to perform in accordance with our expectations, which may substantially harm our operating results and financial condition.

The failure of our properties to generate positive cash flow or to appreciate in value would most likely preclude our members from realizing a return on their investment.

There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Moreover, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to lockout provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These lockout provisions would restrict our ability to sell a property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager’s discretion.

Risks Related to Lending Activities

Our loans are subject to the risks typically associated with real estate.

Our loans are generally directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our taking ownership of the property. The values of the properties may change after the dates of origination or acquisition of those loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loans.

Our loans could be subject to delinquency, foreclosure, and loss, which could result in losses to us.

We intend to specialize in lending money to higher risk projects, projects that require repositioning to obtain value or are to be built to realize value. Such loans entail a higher risk of non-performance, higher delinquencies and higher losses than real estate loans made on stabilized projects. While we believe that pricing of our loans and the underwriting criteria and collection methods we employ enable us to control, to a degree, the higher risks inherent in lending to higher risk projects, no assurance can be given that such pricing, criteria, and methods will afford adequate protection against such risks.

The ability of a borrower to repay a loan backed by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by many factors including, but not limited to:

●	tenant mix;

●	the success of tenant businesses;

●	property management decisions;

●	property location and condition;

●	competition from comparable types of properties;

●	changes in laws that increase operating expenses;

●	changes in laws that limit rents;

●	needs to address environmental contamination of a property;

●	the occurrence of any uninsured casualty at the property;

●	changes in national, regional or local economic conditions;

●	changes in specific types of industry conditions;

●	declines in regional or local real estate values;

●	declines in regional or local rental or occupancy rates;

●	increases in interest rates;

●	increases in real estate taxes;

●	increases in other operating expenses; and

●	changes in governmental rules, regulations, and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest, and civil disturbances.

A material risk associated with our business is that persons to whom we loan money will fail to repay their loans or will fail to make timely payments to us. We consider numerous factors when deciding whether to call a loan, accept a deed in lieu of foreclosure, foreclose a property or allow a defaulting borrower to continue working through his or her problems while a loan is in default – primarily, the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, we consider the costs and burdens that would be occasioned by calling the loan, such as bringing suit and/or foreclosing on collateral. There can be no guarantee that our policy of periodically working with defaulting borrowers rather than pursuing collection will not ultimately result in the need to pursue collection or make it less likely that we will not ultimately realize a loss with respect to these loans. It is impossible to predict whether one of our borrowers will default or what impact any one borrower’s default may have on our business.

Our remedies for collecting on a defaulted loan may be inadequate. Our ability to fully recover amounts due under a defaulted loan may be adversely affected by, among other things:

●	the financial distress or failure of our borrowers;

●	adverse changes in the value of the real estate or other property pledged to secure our loans;

●	our purchase or origination of a fraudulent loan;

●	misrepresentations made to us by a borrower, broker, bank or other lender from whom we acquire a loan;

●	third-party disputes; and

●	third-party claims with respect to security interests.

These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves from loan losses. We do not maintain insurance covering such losses. In addition, the amount of the provision for loan losses may be either greater or less than the actual future write-offs of the loans relating to that provision. Any of these events could have a material adverse effect on our business.

In the event of default under a loan secured by real estate held by us, we will bear a risk of loss of principal which could have a material adverse effect on us. The amount of loss would be measured by the deficiency between the value of the collateral and the unpaid principal and accrued interest of the loan, in addition to, the expenses relating to foreclosure. Further, not all of our loans will be secured by the underlying property which will present different difficulties for us to be able to recoup any potential losses.

Some of the loans we provide may be substantially non-recourse. We will only have recourse to the underlying assets (including any escrowed funds and reserves) collateralizing loans made to borrowers without recourse to a guarantor. In the case of a limited recourse loan, we will realize a loss if the borrower defaults and the underlying asset collateralizing the loan is insufficient to satisfy the outstanding balance of the loan, in addition to, the expenses relating to foreclosure.

Risk of loss is also present when we make recourse loans to borrowers. The value of the borrower’s assets may not be sufficient to repay the full amount of principal and interest due us following a default by the borrower. Further, the value of the borrower’s assets may not be sufficient to repay any deficiency remaining due us following a default by the borrower and the foreclosure or acceptance of a deed in lieu of foreclosure of the underlying asset securing the loan.

Foreclosure of a loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed loan secured by real estate. In the event of the bankruptcy of a borrower, the loan to such borrower secured by real estate will be deemed to be secured only to the extent of the value of the mortgaged real estate at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Our underwriting standards and procedures may be more lenient than those used by conventional lenders, which exposes us to a greater risk of loss than conventional lenders.

Our underwriting standards and procedures may be more lenient than conventional lenders in that we may not require our borrowers to meet the credit standards that conventional mortgage lenders impose, which may create additional risks. We may not require a very high credit report score, we may choose to ignore a borrower’s debt to income ratio and we may be more lenient regarding a borrower’s or guarantor’s past problems than other lending institutions. We approve loans more quickly than other lenders. Generally, we will not spend more than 30 days assessing the character and credit history of a borrower. Due to the nature of loan approvals, there is a risk that the credit inquiry we perform will not reveal all material facts pertaining to the borrower and the collateral securing the loan. Furthermore, when the needs of the borrower dictate, we may spend substantially less than 30 days to evaluate loan opportunities. These factors may increase the risk that our borrowers will default under their loans, which may impair our ability to meet our debt obligations. Furthermore, our assessment of the quality of the loans we purchase from a lender may be inaccurate. An incorrect analysis with respect to one or more of our loans could have a materially adverse impact on our profitability. Additionally, if our analysis is wrong with respect to a loan and we are forced to proceed against the collateral securing that loan, we may not recover the full amount outstanding under the loan. The foregoing factors could cause you to lose all or part of your investment.

We will rely on information provided by others which may prove inaccurate, incomplete or intentionally false.

The success of our lending activities will depend, among other things, on an accurate assessment of the creditworthiness of the borrower and the underlying value of the real property securing the loan. While we will make an investigation regarding the real property security and the borrower, we will rely to some extent on third parties such as credit agencies, appraisers, real estate brokers, title companies, environmental consultants and the borrower itself to provide the information upon which we will base our decision to make a loan. While we will use our best efforts to verify the stated income of the borrower, the accuracy of financial statements, federal or state income tax returns, bank and savings account balances, retirement accounts balances or any records relating to past bankruptcy and legal proceedings, the accuracy of property or tenant financial statements, federal or state income tax returns, appraisals, surveys, title searches, environmental reports or other property due diligence reports, there is no guarantee that this information will be accurate. You may lose all or part of your investment if we rely on false, misleading or unverified information supplied by a borrower in a decision to make a loan.

Our use and estimate of the “as completed” value of a property underlying a loan may increase the risk that we may not be able to fully collect the amounts due under that loan.

Traditional commercial lenders typically limit loan amounts to a percentage of the estimated market value of the property securing the loan at the time a loan is made. When we make a loan, the loan-to-value ratio is based on what we believe the value of the property will be once the project is developed in accordance with the borrower’s construction, renovation and development plan. We refer to this value as the “as completed” value, and our loans have a loan-to-value ratio of no more than 80% of the “as completed” value net of selling costs. In each case, the loan-to-value ratio is based both on external sources of information, such as third-party valuations of the constructed or renovated property, and on our subjective valuation of the property. Our beliefs are based on various factors that are unpredictable, such as the future real estate market, and our review of comparable properties among other completed projects in the market area. Our estimate of the “as completed” value may prove to be inaccurate, such that the value of our collateral is less than what we anticipated. Moreover, a borrower may fail to develop, construct or renovate (or fully develop, construct or renovate) a property, which could also cause the value of our collateral to be less than what we anticipated. In such cases, if a borrower were to default under a loan and/or we were forced to foreclose on the property securing a loan, we may not recover the full amount owed to us and our allowance for loan losses may prove to be insufficient to absorb our actual losses. Accordingly, our use of the “as completed” to establish the loan-to-value ratio, as opposed to using the value of the undeveloped, unconstructed or un-renovated property, increases the risks associated with our lending business, which, if realized, could materially and adversely impact our financial condition and results of operations.

Some of our loans will not be secured by first mortgages or any mortgage at all.

We may make loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of the entity owning the real property. These types of investments involve a higher degree of risk than senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. Our mezzanine loan will be satisfied only after the senior debt has been paid in full, in the event the borrower defaults or declares bankruptcy. And, we may not have full recourse to the assets of a pledged entity, or the assets of the pledged entity may not be sufficient to satisfy our mezzanine loan, in the event of borrower bankruptcy when the borrower has pledged its ownership interests as security. In addition, mezzanine loans generally have a higher loan to value ratios than conventional loans secured by real estate, resulting in less equity margin to absorb a decrease in property value and increasing the risk of loss.

Loans secured by second, third and wraparound mortgages may be riskier than loans secured by first deeds of trust or first mortgages because they are in a subordinate position in the event of default. There could also be a requirement to cure liens of a senior loan holder and, if not done, we would lose our entire interest in the loan.

Loans secured by a leasehold interest are riskier than loans secured by real property because the loan is subordinate to the lease between the property owner and the borrower, and our rights in the event the borrower defaults are limited to stepping into the position of the borrower under the lease, subject to its requirements of rents and other obligations during the period of the lease.

We may enter into agreements, including shared appreciation mortgages, with our borrowers providing for our participation in the equity or cash flow of from a secured property. If a borrower defaults and claims that this participation makes the loan comparable to equity in a joint venture, we may lose our secured position as a lender in the property. Other creditors of the borrower might then wipe out or substantially reduce our investment. We could also be exposed to the risks associated with being an owner of real property. We are presently not involved in any such arrangements.

If a third party were to assert successfully that our loan was actually a joint venture with the borrower, there might be a risk that we could be liable as a joint venture for the wrongful acts of the borrower toward the third party.

We may invest in subordinated loans secured by real estate. A loan by us that is subordinated will only be satisfied after the senior debt is paid in full, in the event the borrower defaults on the loan made by us or on the debt senior to our loan, or if the borrower declares bankruptcy. We may suffer a loss of principal and interest if a borrower defaults on a subordinated loan and lacks sufficient assets to repay the loan. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.

Inter-creditor agreements may be entered into between senior and junior creditors both secured by the same property. An inter-creditor agreement with a senior creditor may limit our ability to amend its loan documents, assign its loan, accept prepayments, and exercise our remedies and control decisions made in bankruptcy proceedings relating to the borrower.

Subordinated loans may represent a higher risk of loss to us due to being subordinated to a senior lender and due to restrictive terms relating to inter-creditor agreements that may exist between senior and junior creditors.

Many of the loans we make will have a balloon payment feature, which presents additional risks and could have a material and adverse impact on our financial condition.

A loan with a balloon payment feature contemplates a large payment of principal at the maturity of the loan, with small or no principal payments during the term of the loan. Loans with balloon payment features are riskier than loans with regular scheduled payments of principal because the borrower’s ability to repay the loan at maturity generally depends on its ability to refinance the loan or sell the underlying property at a price that equals or exceeds the amount due under the loan. A substantial period of time may elapse between the time the loan is made and the time the loan matures, and the borrower’s financial condition at those times may significantly change or the market for replacement loans or the sale of the property may significantly deteriorate. As a result, there can be no assurance that our borrowers will have sufficient resources to make balloon payments when due.

Variable rate loans may entail greater risk of default than fixed rate loans.

Variable rate loans may contribute to higher delinquency rates. Borrowers with variable rate loans may be exposed to increased monthly payments if interest rates increase. This increase in the borrowers’ monthly payment will increase the risk of default and the possibility that we will be required to foreclose.

We permit prepayment of loans, which may lower our profitability.

Most of our loans will permit prepayment without penalties. Prepayment of loans may lower our profitability, especially during periods when interest rates are declining. We may not be able to reinvest the prepaid funds in new loans that provide us with a yield equivalent or greater than the interest rate we were earning on the loan that was prepaid to us.

Investments in construction and rehabilitation loans may be riskier than loans secured by operating properties.

Construction and rehabilitation loans may be riskier than loans secured by properties with an operating history, because the application of the loan proceeds to the construction or rehabilitation project must be assured and the borrower may experience cost overruns or may not be able to raise the funds necessary to complete construction diminishing the value of the collateral securing the loan. Construction or rehabilitation may be delayed placing the borrower at risk that it loses a tenant scheduled to take possession of the property because the delay breaches the occupancy provisions of the lease. In addition, the permanent financing or the sale of the property may be impaired by unfavorable market conditions at the completion of the project.

Cost overruns and non-completion of the construction or renovation of the properties financed by us may materially diminish the value of the real estate securing our loan.

The renovation, refurbishment or expansion of a property by a borrower involves risks of cost overruns and non-completion. Costs of construction or improvements to construct or renovate a property may exceed original estimates, possibly making a project uneconomical. Other risks may include but are not limited to, unexpected environmental, geological, or governmental risks during construction and leasing or sales risk following completion. If such construction or renovation is not completed in a timely manner, or if its costs are more than expected, the borrower may not be able to complete the project or may experience a prolonged impairment of net operating income and may not be able to pay interest and principal payments. Our mortgage recorded against an uncompleted construction project may also become subject to mechanics liens for unpaid labor and materials furnished to the project.

Cost overruns and non-completion, in addition to other construction and leasing risks, represent a substantial risk to us when we lend for construction, renovation or expansion of a real property. These cost overruns and non-completion of a

Some of our borrowers will experience difficulty in obtaining permanent financing which may reduce our profits.

Many of our borrowers will rely on permanent financing from institutional lenders to repay the loans due us. Due to the volatility in the real estate market and the credit markets, our borrowers may experience difficulty obtaining permanent financing. In addition, a borrower who has failed, or fails in the future, to obtain permanent financing may default on the loans, which could lower our profitability.

The foreclosure process for a loan secured by a property may be lengthy, costly and we will be subject to all of the risks of owning the property on which we foreclose.

Our loan portfolio is and will be secured by real property. If a borrower defaults on a loan in our portfolio, we may have to foreclose on and take possession of the real estate collateral to protect our financial interest in the loan. Foreclosure of a loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed loan. If we are not able to repossess properties quickly, the resulting time delay could reduce the value of our loans or properties. In the event of the bankruptcy of a loan borrower, the loan to such borrower will be deemed to be secured only to the extent of the value of the property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

If we acquire property by foreclosure following defaults under our loans, we will have the economic and liability risks inherent in the ownership of real property. Various factors could cause us to realize less than we anticipated or otherwise impose burdens on us that would reduce our profits. These factors include, without limitation, fluctuations in property values, occupancy rates, variations in rental schedules and operating expenses.

In addition, owning and selling foreclosed property may present additional considerations. To facilitate a sale of the property on which we foreclose, it may be necessary for us to finance all or a portion of the purchase price for the buyer of the property. In such cases, we will not receive the sale price immediately but will have to rely on the purchaser’s ability to repay the loan, which ability is subject to the same repayment risks that are applicable to any other borrower.

There is also a risk that hazardous or toxic substances could be found on properties that we take back in foreclosure. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. Any environmental review we undertake before taking title under any foreclosure action on real property may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may also become liable to third persons in excess of the limits covered by insurance to the extent such person or person’s property is injured or damaged while on property acquired by us through foreclosure.

We may also acquire a property with one or more co-owners where development or sale requires written agreement or consent by all parties, and without timely agreement or consent, we could suffer a loss from being unable to develop or sell the property.

In addition to the foregoing, we would also need to maintain occupancy of the properties, cope with general and local market conditions and comply with changes in laws and regulations pertaining to taxes, use, zoning and environmental protection.

We are subject to regulatory and public policy risks, which could affect the values of the properties that secure our loans or reduce recoveries on defaulted loans.

Decisions of federal, state and local authorities may affect the values of properties that secure our loans. Examples of these decisions include, without limitation, zoning changes, revocation or denial of sanitation, utility and building permits, condemnations, relocations of public roadways, changes in municipal boundaries, changes in land use plans, modifications of parking or access requirements, and changes in permitted uses. Also, shifts in public policy reflected by courts, legislatures or other regulatory authorities may affect provisions of security documents and make realization upon the collateral more time-consuming and expensive.

In addition, legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure, provide new defenses to foreclosure or otherwise impair our ability to foreclose on loans in default. The nature or extent of the limitation on foreclosure that may be enacted cannot be predicted. Bankruptcy courts could, if legislation is enacted, reduce the amount of the principal balance on a loan that is secured by a lien on the property, reduce the interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s loan.

Any of these decisions or changes could cause us to recognize a loss on property securing a loan, which could adversely affect our financial condition and results of operations.

Risks Related to Ownership of our Interests

There is currently no public trading market for our interests.

There is currently no public trading market for our interests, and an active market may not develop or be sustained.  If an active public trading market for our interests does not develop or is not sustained, it may be difficult or impossible for you to resell your interests at any price.  Even if a public market does develop, the market price could decline below the amount you paid for your interests.

There may be state law restrictions on an investor’s ability to sell its interests making it difficult to transfer, sell or otherwise dispose of our interests.

Each state has its own securities laws, often called “blue sky” laws, which (i) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (ii) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether the interests being offered will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our interests. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our interests. Investors should consider the resale market for our interests to be limited. Investors may be unable to resell their interests, or they may be unable to resell them without the significant expense of state registration or qualification.

You will have limited control over changes in our policies and operations, which increases the uncertainty and risks you face as a member.

The Manager determines our policies, including our policies regarding financing, growth and debt capitalization. The Manager may amend or revise these and other policies without a vote of the members. The Manager’s broad discretion in setting policies and our members’ inability to exert control over those policies increases the uncertainty and risks you face as a member. In addition, the Manager may change our investment objectives without seeking member approval. Although the Manager has fiduciary duties to our members and intends only to change our investment objectives when it determines that a change is in the best interests of our members, a change in our investment objectives could cause a decline in the value of your investment in the Company.

Our ability to make distributions to our members is subject to fluctuations in our financial performance, operating results and capital improvement requirements.

Pursuant to the operating agreement, we are required to pay cash distributions to our members quarterly, so long as the Manager determines it is available for distribution, in the following order: (1) first, to all holders of class A interests, pro rata in accordance with their percentage interests in the Company, until all class A holders have received a cumulative, non-compounded preferred return of 8% per annum on their capital contributions, and (2) second, fifty percent (50%) to all holders of class A interests in proportion to their respective percentage interests, and fifty percent (50%) to the Manager. The timing and amount of distributions are at the sole discretion of the Manager who will consider, among other factors, our financial performance, any debt service obligations, any debt covenants, our taxable income and capital expenditure requirements.

You will have to rely on our cash from operations and other sources of liquidity, such as borrowed funds and proceeds from future offerings of securities, for distribution payments, as well as for payments upon withdrawal. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Moreover, we cannot assure you that we will have access to additional sources of liquidity if our cash from operations are not sufficient to fund distributions to you. Our need for such additional sources may come at undesirable times, such as during poor market or credit conditions when the costs of funds are high and/or other terms are not as favorable as they would be during good market or credit conditions. The cost of financing will directly impact our results of operations, and financing on less than favorable terms may hinder our ability to make a profit. Furthermore, your right to receive distributions on your interests is junior to the right of our general creditors to receive payments from us. If we do not have sufficient funds to meet our anticipated future operating expenditures and debt repayment obligations as they become due, then you could lose all or part of your investment.

We are subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our investors receive less information.

We are required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

We also may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in Jumpstart Our Business Startups Act (the “JOBS Act”), under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and investors could receive less information than they might expect to receive from more mature public companies.

Our operating agreement contains a mandatory dispute resolution process, which may limit the rights of members to some legal remedies and forums otherwise available.

Members are bound by our operating agreement, which establishes the rights of members and rules for governance of the Company. Under Section 13 of our operating agreement, members agree to a mandatory dispute resolution process, including mandatory arbitration, for any dispute, claim, question, or disagreement between the members or between the Manager and one or more members arising from or relating to the operating agreement or breach thereof, or any associated transaction, or to interpret or enforce any rights or duties under the Georgia Limited Liability Company Act. The mandatory dispute resolution process may limit the rights of members to some legal remedies and forums that would otherwise be available to them.

The dispute resolution process provisions do not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, members will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company was formed on July 20, 2016 and commenced operations in June 2018. Our overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit. This may include property acquisition, development and lending activities. To date, we have generated revenues in two ways: from quick turnaround assets and long-term investments.

We believe that there is an opportunity in the domestic marketplace to create and operate a successful real estate investment company. We intend to provide real estate investment opportunities and property management services for investors interested in achieving financial success by taking advantage of the real estate market across the country, but specifically in communities adversely affected by gentrification in the United States. This strategy may include properties located in what are deemed as opportunity zones. An opportunity zone is an economically distressed community where new investments, under certain conditions, may be eligible for preferential tax treatment. Localities qualify as opportunity zones if they have been nominated for that designation by the state and that nomination has been certified by the Secretary of the U.S. Treasury via delegation of authority to the Internal Revenue Service.

We look to serve our investors by working to maximize their income while at the same time controlling expenses.

Recent Developments

Dividend

In January 2021, the Company declared a dividend of $1.76 per membership interest totaling a payout of $391,428 to all members of record on February 1, 2021. This dividend payout was made in February 2021.

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292.48 on a related party loan for two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835.30. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville through PB Investments. The mortgage was repaid in full, with a payment to the Company of $248,317.

On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

Deed in Lieu of Foreclosure

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

The following table sets forth key components of our results of operations during the years ended December 31, 2020 and 2019.

	Years Ended December 31,		Increase (Decrease)
	2020	2019	$	%
Revenue:
Loan origination fees	$15,254	$35,892	$(20,638)	(57.50)%
Transaction management fees	57,706	47,000	10,706	22.78%
Transaction funding fees	23,320	-	23,320	100.00%
Rental income, related party	22,578	3,000	19,578	652.60%
Rental income	2,439	-	2,439	100.00%
Interest from real estate assets	208,168	150,542	57,626	38.28%
Loss on joint venture, equity method	(141,835)	(59,454)	82,381	138.56%
Total revenue	187,629	176,980	(89,351)	(50.49)%
Operating expenses:
General, administrative and marketing	1,750,115	766,093	984,022	128.45%
Depreciation	1,465	-	1,465	100.00%
Asset impairment	-	55,918	(55,918)	(100.00)%
Management fee	512,681	413,752	98,929	23.91%
Total operating expenses	2,264,261	1,235,763	1,028,498	83.23%
Loss from operations	(2,076,632)	(1,058,783)	1,017,849	96.13%
Other income:
Interest and dividend income	12,924	39,791	(26,867)	(67.52)%
EIDL grant	10,000	-	10,000	100.00%
Other income – related party	31,585	-	31,585	100.00%
Gain on sale of held for sale property	73,140	-	73,140	100.00%
Total other income	127,649	39,791	127,649	100.00%
Net loss	$(1,948,983)	$(1,018,992)	$929,991	91.27%

Revenue. We generate revenue from loan origination fees, transaction management fees, transactional funding fees, rental income and interest income from real estate assets. We also own a 40% interest in Tredway pursuant to the joint venture described under Item 1. “Business—Real Estate Investments—Joint Venture.” Our total revenue decreased by $89,351, or 50.49%, to $187,629 for the year ended December 31, 2020 from $176,980 for the year ended December 31, 2019. Such decrease was to an increase in the loss from the joint venture of $82,381 and a decrease in loan origination fees of $20,638, offset by increases in interest from real estate assets of $57,626, related party rental income of $19,578 and transaction management fees of $10,706. We also generated revenue from two new sources in 2020, including transactional funding fees of $23,320 and third party rental income of $2,439.

General, administrative and marketing expenses. Our general, administrative and marketing expenses include office leases, insurance, overhead, staffing, payroll, vendor payments, marketing, advertising, legal and similar expenses. General, administrative and marketing expenses increased by $984,022, or 128.45%, to $1,750,115 for the year ended December 31, 2020 from $766,093 for the year ended December 31, 2019. Such increase was primarily due to increased staffing expenses of $581,000, including vendors, contractors and outsourced staff. In addition, we incurred new occupancy and stabilization expenses associated with the opening of the Legacy Center of $166,000. We also incurred new insurance expenses in 2020, including approximately $50,000 for D&O insurance and $65,000 for health insurance, which we did not have in 2019.

Depreciation. For the year ended December 31, 2020, we recorded depreciation expense of $1,465, as compared to $0 for the year ended December 31, 2019.

Asset impairment. For the year ended December 31, 2019, we recorded an asset impairment of $55,918 related to the loss on the sale of our property located at 1000 Carteret Road in March 2020 described above.

Management fees. Under our operating agreement, we are required to pay the Manager a monthly asset management fee calculated as 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. We record this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid the Manager. For the years ended December 31, 2019 and 2018, the total amount of management fees incurred was $512,681 and $413,752, respectively.

Other income. Other income for the years ended December 31, 2020 and 2019 was $127,649 and $39,791, respectively. Other income for the year ended December 31, 2020 consisted of interest and dividend income of $12,924, proceeds from the EIDL grant described below of $10,000, other income, related party, of $31,585 related to a transactional funding initiative, and a gain on the sale of the property located at 2087 E. Roxboro Rd NE. Atlanta, GA of $73,140, while other income for the year ended December 31, 2019 consisted entirely of interest and dividend income.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by $929,991, or 91.27%, to $1,948,983 for the year ended December 31, 2020 from $1,018,992 for the year ended December 31, 2019.

Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents of $2,779,763. Historically, we have financed our operations from cash generated from revenues and sales of equity securities.

We do not believe that we will require additional cash to continue our operations over the next twelve months. We have purchased and sold properties and have lent money as discussed below. Future acquisitions will depend highly on our cash generated from revenues, the availability of funding, if needed, the availability of single family, multifamily and commercial properties that meet or investment criteria and the size of such loans to be acquired. We currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since we have no such arrangements or plans currently in effect, our inability to generate sufficient cash from operations or raise funds for the above purposes will have a negative impact on our ability to complete future acquisitions.

Summary of Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2020	2019
Net cash used in operating activities	$(1,802,741)	$(730,482)
Net cash provided by (used in) investing activities	918,394	(3,087,750)
Net cash provided by financing activities	3,049,087	666,004
Net change in cash and cash equivalents	2,164,740	(3,152,228)
Cash and cash equivalents at beginning of period	615,023	3,767,251
Cash and cash equivalents at end of period	$2,779,763	$615,023

Net cash used in operating activities was $1,802,741 for the year ended December 31, 2020, as compared to $730,482 for the year ended December 31, 2019. The primary use of our cash for operating activities is to fund our net loss.

Net cash provided by investing activities was $918,394 for the year ended December 31, 2020, as compared to $3,087,750 net cash used in investing activities for the year ended December 31, 2019. Net cash provided by investing activities for the year ended December 31, 2020 consisted of proceeds from sale of held for sale property of $850,916 and repayments of mortgage loans receivable of $472,000, offset by mortgage receivable loans funded of $191,622, costs of developing properties of $175,425 and costs incurred on held for sale properties $37,475. For the year ended December 31, 2019, net cash used in investing activities consisted of an increase in mortgage receivables of $1,816,068, costs of developing properties of $686,943, an increase in joint venture investment of $550,000 and property acquisition costs of $375,939, offset by cash held in escrow for investment of $341,200,

Net cash provided by financing activities was $3,049,087 for the year ended December 31, 2020, as compared to $666,004 for the year ended December 31, 2019. Net cash provided by financing activities for the year ended December 31, 2020 consisted of proceeds from the issuance of membership interests of $3,711,536 and net receipt of subscription receivables of $25,461, offset by membership refunds of $395,398 and payments for cost of membership offering of $292,512. For the year ended December 31, 2019, net cash provided by financing activities consisted of net proceeds from the issuance of membership interests in the amount of $653,597, net receipt of subscription receivable of $87,700 and costs paid by related party in the amount of $42,544, offset by payments for offering costs in the amount of $117,837.

Regulation A Offering

On February 2, 2018, we launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we are offering up to 1,000,000 Class A interests at an offering price of $50 per interest for total gross proceeds of up to $5 million. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received.

During the years ended December 31, 2020 and 2019, we issued 72,244 and 14,245 interests, respectively. Accordingly, we have raised approximately $3,711,536 and $703,080 in this offering during 2020 and 2019, respectively. Additionally, we incurred a total of $292,512 and $117,837 in costs associated with the fund raising in the years ended December 31, 2020 and 2019, respectively. These costs, all of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

Mortgage Note Receivables

During the years ended December 31, 2020 and 2019, we invested $191,622 and $1,816,068, respectively, into mortgage notes receivable and received principal repayments of $472,000 and $0, during the years ended December 31, 2020 and 2019, respectively. The mortgage notes receivable balance is $1,535,690 and $1,816,068 as of December 31, 2020 and 2019, respectively. These notes are structured to mature one year from the original date but were extended for one year in 2020 to maturities in 2021. One note issued in 2020 matures in 2022 for $50,000. The notes are collateralized by first or second mortgages on the underlying properties. Interest rates range from 8%-16%. Total income recognized for interest on mortgage notes was $208,168 and $150,542 for the years ended December 31, 2020 and 2019, respectively, of which $81,846 and $44,928 is accrued and receivable as of December 31, 2020 and 2019, respectively.

Joint Venture

On June 3, 2019, JMREP entered into an amended and restated operating agreement with Alchemy related to the formation and management of Tredway. Pursuant to the operating agreement, JMREP acquired a 40% ownership interest in Tredway in exchange for a capital contribution of $550,000, which was made by JMREP on July 3, 2019. Pursuant to the operating agreement, JMREP received an origination fee of $16,500. See Item 1. “Business—Joint Venture” for additional details regarding this joint venture.

EIDL Loan

During the year ended December 31, 2020, we received an advance in the amount of $10,000 under the Small Business Administration’s Economic Injury Disaster Loan (“EIDL”) Program. The EIDL Program, established as part of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), provides economic relief to small businesses and nonprofit organizations that experience a temporary loss of revenue due to the economic effects from the COVID-19 pandemic. It is meant to meet financial obligations and operating expenses that could have been met had the disaster not occurred. The $10,000 loan was forgiven during 2020 and is reflected in other income for the year ended December 31, 2020.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles, or GAAP, requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

For the years ended December 31, 2020 and 2019, the Company’s sources of revenue are from interest from real estate assets, loan origination fees, transaction management fees, transactional funding fees and rental income. The interest income is recognized by the Company on a straight-line basis. The other sources of revenue are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned.

●	Interest from real estate assets – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees – The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees – The Company records transactions and management fees.

●	Transactional funding fees – The Company records revenue from points paid for loans held by the Company from double closing activities when property closings are completed with a group of wholesalers, of which the Company is a participant. Fees are recognized in full in the month the mortgages provided by the Company are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

●	Rental income – The Company provides properties available for rental.

Certain real estate and other loans may include exit fees which are included in revenue upon the termination and liquidation of the loan receivable.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards or loan review procedures during 2020 or 2019. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exception to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that its credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company make improvements to the property and adds value to the property before its resale. Such properties are recorded at cost on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

Additionally, Properties Held for Resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets, (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of December 31, 2020, the COVID-19 pandemic has delayed the utilization of the space and therefore the Company has elected to defer commencement of depreciation until the asset becomes operational in order to match the expenses to the period of economic benefit. All costs associated with the development of the project are capitalized.

Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

The Company’s real estate debt investments are generally classified as held to maturity, as the Company has both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Asset Impairment

Long-lived assets are reviewed for impairment quarterly or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment may exist if estimated future discounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets plus a market rate of return on such assets or if it is determined there is an other-than-temporary decline in an assets value below its carrying value. The Company considers projected future discounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist.

The Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

The CARES Act signed into law in March 2020 in response to the COVID-19 pandemic contained certain provisions offering relief from the requirements of certain GAAP provisions for TDRs.

Under FASB ASC Subtopic 310-40, a debt restructuring qualifies as a TDR if the creditor grants a concession as a result of the debtor experiencing financial difficulties. TDRs are considered impaired loans, and lenders must disclose specific information related to TDRs on an annual basis. The relief included in Section 4013 of the CARES Act is applicable to financial institutions and insurance companies. It allows the companies to suspend application of TDR guidance to loan modifications if (1) the modification is related to COVID-19; (2) the borrower was not more than 30 days past due as of December 31, 2019; and (3) the modifications are related to arrangements that defer or delay payment of principal and interest or modify the interest rate on the loan. The applicable period for this relief was originally for modifications entered into from March 1, 2020 through December 31, 2020, and was recently extended until the earlier of (1) 60 days after the national emergency termination or (2) January 1, 2022, by way of the 2021 Consolidated Appropriations Act. The Company believes its accounting for loan modifications during the year ended December 31, 2020 was in accordance with these provisions.

As projections of future cash flows are estimates, different assumptions regarding a number of factors, including market rents, economic conditions, and occupancies, could significantly affect these estimates. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations which utilize inputs from a marketplace participant’s perspective. When impairment exists, the long-lived asset is adjusted to its fair value. With the exception of the Bridgewater, New Jersey asset impairment in the amount of $55,918 in 2019, the Company did not record any impairment charges for the years ended December 31, 2020 or 2019.

Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820, requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan. Delinquent loans are placed on non-accrual until sufficient payment history is reestablished to support continuing to accrue and recognize revenue.

Financial Instrument Fair Value Disclosures

As of December 31, 2020 and 2019, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of our assessment of the ability to collect these amounts from escrow. The carrying value of our escrow deposits approximate its fair value. The carrying value of properties held for resale, and real estate projects under development are represented at fair value because of short-term nature of these instruments.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10-45-2. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests. For the years ended December 31, 2020 and 2019, the Company’s Class A members’ capital has been charged $292,512 and $117,837, respectively, for offering costs.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted this new accounting standard as of January 1, 2018.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s consolidated balance sheet.

ITEM 3. DIRECTORS AND OFFICERS

The Manager

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. The Manager is not required to devote all of its time to our business and is only required to devote such time to our affairs as its duties require.

Except to the extent that such authority and rights have been reserved for the members in our operating agreement, the Manager shall have the obligation and the exclusive right to manage the day-to-day activities of the Company including, but not limited to, performance of the following activities. The Manager may:

●	capitalize the Company by the sale of interest as authorized in the operating agreement;

●	acquire by purchase, lease, or otherwise any real or personal property which may be necessary, convenient, or incidental to the accomplishment of our business;

●	borrow money and issuing of evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on a property, including the right (but not the obligation) to personally and voluntarily guarantee such obligations;

●	open, maintain and close, as appropriate, all bank accounts and (subject to any limitations set forth in the operating agreement) drawing checks and other instruments for the payment of funds associated with acquisition or maintenance of a property;

●	make all decisions relating to acquisition of properties, lending capital to borrowers, management of properties, foreclosing of properties (if necessary), management of loans (if necessary), and all portions thereof;

●	employ such agents, employees, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of the Company set forth in the operating agreement;

●	obtain, negotiate and execute all documents and/or contracts necessary or appropriate to accomplish any improvement of a property or any portions thereof;

●	establish a reasonable reserve fund for our operations of and potential future or contingent liabilities;

●	pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against us to the extent that any settlement of a claim does not exceed available insurance proceeds;

●	work with our accountants in their preparation of budgets and financial reports, including but not limited to, all federal and state tax returns and reports and periodic financial statements;

●	execute and deliver bonds and/or conveyances in the name of the Company provided same are done in the ordinary course of business;

●	engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with the operation of the Company; and

●	make an annual calculation of the estimated market value of the Company and report it to the members using any commercially acceptable method for doing so.

The Manager has the right to perform or exercise any of its rights or duties through delegation to or contract with affiliated or unaffiliated service providers, agents, or employees of the Manager, provided that all contracts with affiliated persons are on terms at least as favorable to us as could be obtained through arms-length negotiations with unrelated third parties; and further provided that the Manager shall remain primarily responsible for the active supervision of such delegated work.

Directors, Executive Officers and Key Employees of the Manager

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Jermaine “Jay” Morrison	Chief Executive Officer and Manager	40	July 2016	N/A

Jay Morrison. Mr. Morrison is the founder of the Manager and the Chief Executive Officer and manager of Morrison Holdings, LLC, the manager of Jay Morrison Real Estate Partners LLC, which manages the Manager. Mr. Morrison began his career in real estate financing in 2002 as a licensed loan originator for Flexible Benefits Mortgage Company in Plainfield, NJ. In 2005, Mr. Morrison began his career as a real estate entrepreneur consulting on, managing and developing millions of dollars of real estate assets throughout the United States. In conjunction with the above-mentioned work, Mr. Morrison began working for Liberty State Finance as a Senior Account Manager and would become branch manager of two mortgage brokerage locations by 2007. Additionally, from 2005 through 2013, Mr. Morrison spent several years working as a licensed real estate agent and consultant for Keller Williams, Century 21, Coldwell Banker and the prestigious Sotheby’s International Realty. In 2014, Mr. Morrison founded the Jay Morrison Academy, an online wealth education school and mentorship program, which was recognized by Inc 500 in 2018 as a top 15 educational company and #588 on their list of fastest growing companies in America.

Mr. Morrison was elected until his successor is duly elected and qualified.

There are no arrangements or understandings known to us pursuant to which Mr. Morrison was selected. There are no agreements or understandings for Mr. Morrison to resign at the request of another person and Mr. Morrison is not acting on behalf of, nor will he act at, the direction of any other person.

In August 2016, Mr. Morrison filed for chapter 7 bankruptcy, which was accepted and discharged in February 2019. Except for the foregoing, to the best of our knowledge, Mr. Morrison has not, during the past five years:

●	been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or

●	had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Compensation of Executive Officers

Mr. Morrison is not compensated directly by the Company, although he may receive compensation from the Manager and/or its affiliated entities. Although we will indirectly bear some of the costs of the compensation paid to Mr. Morrison, through fees we pay to the Manager, we do not intend to pay any compensation directly to Mr. Morrison.

Compensation of the Manager

Under the operating agreement, we are required to pay the Manager a monthly asset management fee calculated as 5.5% of the total capital contributions as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. We record this management fee in an annualized manner, ratably recording the expense over the course of twelve months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. For the years ended December 31, 2020 and 2019, the total amount of management fees incurred was $512,681 and $413,752, respectively. As of December 31, 2020, the Manager earned but was not paid $290,708 in management fees.

The Manager was also issued all of the class B interests of the Company and is entitled to distributions. Pursuant to the operating agreement, cash distributions shall be distributed to our members quarterly, so long as the Manager determines it is available for distribution, in the following order: (1) first, to all holders of class A interests, pro rata in accordance with their percentage interests in the Company, until all class A holders have received a cumulative, non-compounded preferred return of 8% per annum on their capital contributions, and (2) second, fifty percent (50%) to all holders of class A interests in proportion to their respective percentage interests, and fifty percent (50%) to the Manager. No distributions have been paid to date.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The Manager, Tulsa Founders LLC, owns 100% of our Class B interests. Jay Morrison has voting and investment control over the securities held by the Manager. Our Class A Interest are non-voting, except in limited circumstances.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since our 2019 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Item 3. Directors and Officers—Compensation of Executive Officers” and “—Compensation of Manager). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Transactions with the Manager

As described above, management fees and other reimbursable expenses are accrued by the Company and payable to the Manager. Amounts due to or due from the Company and the Manager are netted together and classified as a current asset or current liability depending on the amount. The following table summarizes the amounts due to or from the Manager as of December 31, 2020 and 2019.

Due to/(Due from) the Company
	2020	2019
Beginning Balance	(128,027)	103,842
Company expenses paid for by the Manager	$-	$(42,544)
Management fees paid in excess/(underpaid) of accrued management fee expense	(162,681)	(189,325)
Total due to/(from) Company	$(290,708)	$(128,027)

Although the Manager may charge up to 10% per annum on amounts the Company owes the Manager, the Manager has opted not to charge interest at this time.

Refinance and Management Agreement

On July 15, 2019, the Company refinanced a mortgage loan in the amount of $528,042 with JMREP 23, LLC. The mortgage term is one year and bears interest at the rate of 8% per annum. The real estate having an original cost of $366,591 when purchased in 2018, is pledged as collateral on the mortgage loan. JMREP 23, LLC is 34% owned by Morrison Holdings, LLC, an entity managed by the Jay Morrison. Under this loan, the Company recognized $4,910 and $4,212 of origination fees, as well as $43,960 and $19,559 of mortgage interest income for the years ended December 31, 2020 and 2019, respectively. JMREP 23, LLC owed accrued interest of $18,693 and $4,946 as of December 31, 2020 and 2019, respectively. The loan balance outstanding was $537,164 as of December 31, 2020 and 2019.

Effective as of November 15, 2019, the Company entered into a management agreement with JMREP 23, LLC, pursuant to which the Company agreed to provide certain real estate and advisory services. JMREP 23, LLC owns student housing located at 862 and 875 Parsons Street, Atlanta, Georgia. The management agreement expired February 29, 2020. During 2020, $2,706 was paid under this agreement.

JMREP 23, LLC agreed to pay the Company a monthly fee of $773 plus costs, fees or expenses paid to third parties. In exchange, the Company agreed to provide and monitor the following services to JMREP 23, LLC, including but not limited to; (a) pre-construction services, including obtain land use approvals, and architects and engineering services, (b) coordinate plans and specification for the properties and ensure compliance with applicable codes, laws, ordinances, rules and regulations, (c) construction services requiring the coordination and administration of architect, engineer, general contractor and others involved with the construction and rehabilitation of the project.

Intercompany Marketing Services Agreement

On May 1, 2018, the Company entered into an intercompany marketing services agreement with Jay Morrison Academy, LLC (“JMA”), a company controlled and managed Jay Morrison, which expired on March 31, 2020.Pursuant to this agreement, it is understood that JMA will and has provided the Company with exclusive services regarding access to email, client database, and the availability of the JMA marketing team from May 1, 2018 to October 31, 2019. Management of the Company indicates that JMA’s contracted marketing personnel contributed 50% of their time to the growth of the Company in exchange for the Company’s requirement to reimburse JMA for the direct costs incurred on behalf of the Company. During the period from May 1, 2018 through October 31, 2019, JMA paid marketing costs aggregating to $559,595, of which 50% ($279,798) was on behalf of the Company’s marketing objectives. For the period from November 1, 2019 through December 31, 2019, the Company paid marketing expense of $48,100, of which 50% ($24,050) was paid on behalf of JMA. During the period from January 1, 2020 to March 31, 2020, the Company paid marketing expense of $126,725 of which $33,200 was paid on behalf of JMA. JMA did not reimburse the Company for 50% of the payments made by the Company.

On July 1, 2020, the Company entered into a letter agreement with JMA, pursuant to which JMA has accepted $55,625 as the Company’s payment in full satisfaction of all obligations due to JMA from the Company, under the intercompany marketing services agreement. As a result, the aggregate amount of marketing expenses that will not be charged to the Company for the excess payment for marketing expenses is $224,173

Upon the expiration of the intercompany marketing services agreement on March 31, 2020, the Company and JMA are each responsible for paying their own marketing costs. The Company paid $60,325 to JMA personnel in 2020 subsequent to the expiration of the agreement.

Other Transactions With JMA

In 2020, the Company launched a 30 day trial partnership with JMA related to its Cash Buyers Academy Initiative, a promotional campaign designed to explore synergies for The Company’s transactional funding services to JMA’s student investor basis. The campaign commenced on July 18, 2020, and was terminated after the 30 day period on August 18, 2020. The Company realized other income of $31,585 for its participation in the campaign, which is reflected in other income – related party on the accompanying consolidated statements of operations for the year ended December 31, 2020.

On December 15, 2019, JMA signed a five-year lease with TREF Legacy Center LLC, a wholly owned subsidiary of the Company, to lease office space. The lease provides for monthly rent of $3,763, the first payment of which is deferred for 90 days. Due to the COVID-19 virus, three months of payments were deferred with the first payment due July 1, 2020. Total rental income of $22,578 was recognized in 2020.

ITEM 6. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the last six months of the fiscal year ended December 31, 2020, but was not reported.

ITEM 7. FINANCIAL STATEMENTS

To the Managing Member of

Tulsa Real Estate Fund, LLC

Atlanta, GA

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Tulsa Real Estate Fund LLC and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Denver, Colorado
July 2, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 and 2019

	2020	2019
ASSETS
Real estate assets, at cost (Note 3)
Properties held for resale	$-	$740,302
Joint venture, equity method	348,711	490,546
Mortgage notes receivable	1,535,690	1,816,068
Projects under development	3,100,636	2,925,211
Total real estate assets	4,985,038	5,972,127

Cash and cash equivalents	2,779,763	615,023
Mortgage interest receivable	81,846	44,928
Class A membership subscriptions receivable (Note 7)	-	25,461
Other current assets	52,492	-
Total assets	$7,899,139	$6,657,593

LIABILITIES AND MEMBERS’ CAPITAL
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	97,181	72,978
Unearned origination fees	8,936	28,862
Due to manager (Note 4)	290,708	128,027
Total liabilities	$396,825	$229,867

Members’ Capital:
Class A Membership Interests, net of refunds (see Note 7) (1,000,000 interests authorized, 222,171 and 158,324 interests outstanding as of December 31, 2020 and 2019, respectively)	7,502,265	6,427,622
Class B Membership Interests, net (1 interest authorized and outstanding)	50	50
Total members’ capital	7,502,315	6,427,672

Total liabilities and members’ capital	$7,899,139	$6,657,593

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Operating revenue:
Loan origination fees	$15,254	$35,892
Transaction management fees	57,706	47,000
Transaction funding fees	23,320	-
Rental income, related party (Note 8)	22,578	3,000
Rental income (Note 8)	2,439	-
Interest from real estate assets	208,168	150,542
Loss on joint venture, equity method	(141,835)	(59,454)
Total revenue	187,629	176,980

Operating expenses:
General, administrative and marketing	1,750,115	766,093
Depreciation	1,465	-
Asset impairment (Note 3)	-	55,918
Management fee (Note 9)	512,681	413,752
Total operating expenses	2,264,261	1,235,763

Loss from operations	(2,076,632)	(1,058,783)

Other income:
Interest and dividend income	12,924	-
EIDL grant	10,000	-
Other income – related party	31,585	39,791
Gain on sale of held for sale property	73,140	-
Total other income	127,649	39,791
Loss before provision for income taxes	(1,948,983)	(1,018,992)
Net loss	$(1,948,983)	$(1,018,992)

ALLOCATION OF NET LOSS TO MEMBERSHIP AND PER INTEREST DATA:
ALLOCATION OF NET LOSS TO CLASS A (Note 7)	$(1,948,983)	$(1,018,992)
Weighted average Class A interests outstanding during the period	202,123	150,242
Loss per weighted average Class A interest outstanding during the period	$(9.64)	$(6.78)

ALLOCATION OF NET LOSS TO CLASS B	$-	$-
Weighted average Class B interests outstanding during the period	1	1
Loss per weighted average Class B i interest outstanding during the period	$-	$-

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A Membership Value ($)	Class B Membership Value ($)	Total Members’ Capital
Balance as of December 31, 2018	$6,910,854	$50	$6,910,904
Membership issuances	703,080	-	703,080
Membership refunds	(49,483)	-	(49,483)
Costs of membership offering	(117,837)	-	(117,837)
Net loss	(1018,992)	-	(1,018,992)
Balance as of December 31, 2019	$6,427,622	$50	$6,427,672
Membership issuances	3,711,536	-	3,711,536
Membership refunds	(395,398)	-	(395,398)
Costs of membership offering	(292,512)	-	(292,512)
Net loss	(1,948,983)	-	(1,948,983)
Balance as of December 31, 2020	$7,502,265	$50	$7,502,315

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash flows from operating activities
Net loss	$(1,948,983)	$(1,018,992)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash loss in joint venture equity	141,835	59,454
Depreciation	1,465	-
(Gain) loss on sale of held for sale property	(73,140)	-
Accrual of unpaid management fees to related party	162,681	189,325
Changes in operating assets and liabilities:
(Increase) decrease in mortgage interest receivable	(36,918)	(44,479)
(Increase) decrease in other current assets	(53,957)	-
Increase (decrease) in accounts payable and accrued liabilities	24,203	55,348
Increase (decrease) in unearned origination fees	(19,926)	28,862
Net cash used in operating activities	(1,802,741)	(730,482)

Cash flows from investing activities
Costs of developing properties	(175,425)	(686,943)
Increase in joint venture investment	-	(550,000)
Costs incurred on held for sale properties	(37,475)	-
Property acquisition costs	-	(375,939)
Proceeds from sale of held for sale property	850,916	-
Mortgage receivable loans funded	(191,622)	(1,816,068)
Repayments of mortgage loans receivable	472,000	-
Cash held in escrow for investment	-	341,200
Net cash provided by (used in) investing activities	918,394	(3,087,750)

Cash flows from financing activities
Costs paid by related party on behalf of company	-	42,544
Proceeds from the issuance of membership interests	3,711,536	653,597
Membership refunds	(395,398)	-
Net receipt of subscription receivables	25,461	87,700
Payments for cost of membership offering	(292,512)	(117,837)
Net cash provided by financing activities	3,049,087	666,004

Net change in cash and cash equivalents	2,164,740	(3,152,228)
Cash and cash equivalents at beginning of period	615,023	3,767,251
Cash and cash equivalents at end of period	$2,779,763	$615,023

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the consolidated financial statements

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

Tulsa Real Estate Fund, LLC, a limited liability company formed under the laws of Georgia (the “Company”) and subsidiaries, is an early-stage real estate investment and development company. The Company was formed on July 20, 2016 and began operations in June 2018. The Company’s overall strategy is to purchase multifamily, single family, commercial property and raw land in mostly urban communities and to rehab, develop, lease or sell those properties for a profit.

The Company has created wholly-owned subsidiaries as special purpose entities to own investment assets for the Company. The results of the Company have been consolidated with the Company in these consolidated financial statements. The states of organization, dates of formation and entity type of the subsidiaries are listed below:

Subsidiary	State of organization	Date of formation	Type of entity
TREF Legacy Center LLC	Georgia	October 4, 2018	Limited liability company
1806 Knapp Street LLC	Louisiana	December 26, 2018	Limited liability company
1000 Carteret Road LLC	New Jersey	December 19, 2018	Limited liability company
JMREP 28, LLC	Georgia	May 4, 2017	Limited liability company
Legacy Spaces LLC	Georgia	January 7, 2020	Limited liability company

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company adopted the calendar year as its basis for reporting for the consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and the accounts of its subsidiaries over which it has control. All intercompany transactions, balances, and profits have been eliminated in consolidation. With regard to joint venture investments, where the Company has greater than a 20% investment, the Company accounts for the investment on the equity basis, which includes the Company’s share of income (loss). As described in Note 1, the Company presents its financial results consolidated with its subsidiaries.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in underlying real estate values. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2020 and 2019, the Company had $2,779,763 and $615,023, respectively, of cash on hand.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Joint Venture Investments

The Company accounts for joint venture investments based upon the Company’s ownership percentage and control of the investee joint venture asset. If the Company has a 20% interest in the joint venture, but less than a 50% interest in the investment, the investment will be accounted for using the equity method of accounting. The equity method of accounting records the Company’s share of periodic income (loss) in the joint venture investment. The joint venture asset is increased (decreased) based upon the ownership percentage of income (loss). The Company’s share of income (loss) is included in the consolidated statement of operations. The equity method of accounting is used only when an investor or investing company can exert a significant influence over the investee.

Mortgage Notes Receivable and Credit Policy

The Company’s real estate debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and preferred equity interests in unconsolidated joint ventures. The debt investments are held to maturity, usually one year and are included at cost, net of unamortized loan fees until such time as an asset may be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

The Company invests in high-yielding mortgage notes receivable from developers and other real estate investors. Each mortgage note receivable will not exceed seventy percent (70%) of the fair value of the real estate which is to be pledged as collateral. The Company has adopted comprehensive lending policies, underwriting standards and loan review procedures. There were no significant changes to the existing lending policies, underwriting standards or loan review procedures during 2020 or 2019. The Company recognizes that exceptions to policy guidelines may occasionally occur and has established procedures for approving exception to these policy guidelines. Management is in the process of implementing reporting systems to monitor loan originations, loan quality, concentrations of credit, loan delinquencies and nonperforming loans as potential problem loans. Management believes that its credit risk is limited.

Investments in Real Property, Mortgages and Equipment and Depreciation

Upon acquisition of real estate, the Manager (as defined in Note 4) determines the best use of the real estate assets either as held for sale, development and leasing, entering joint ventures, or seller-financing sales. Real estate assets are carried at cost plus capitalized carrying charges. Carrying charges are primarily interest, if any, and real estate taxes which are capitalized as part of properties under development. Expenditures directly related to the development and improvement of real estate assets are capitalized at cost as land, buildings, and improvements. The Company begins capitalizing development, construction, and carrying costs when the development of the future real estate asset is probable and activities necessary to prepare the underlying real estate for its intended use have been initiated. All construction and certain carrying costs are capitalized and reported in the balance sheet as properties under development until the properties are substantially completed. As real estate properties under development properties are completed, the total capitalized development cost of each property is transferred from properties under development including land to buildings and improvements.

Properties Held for Resale

In the view of the Manager, some real estate investments are most beneficial to the Company as a “fix-n-flip” where the Company make improvements to the property and adds value to the property before its resale. Such properties are recorded at cost on the consolidated balance sheets. Because these properties are held for sale, no depreciation is recorded. Property improvements through the sale date are capitalized.

Additionally, Properties Held for Resale includes real estate foreclosed, acquired in full or partial settlement of loan obligations plus capitalized construction and other developmental costs incurred while preparing the real estate for sale. The Company actively works to sell the acquired real estate and gains or losses on these dispositions are recorded as realized gains or losses.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Projects under Development

When a real estate property is to be developed and operated by the Company, the total cost of the asset includes the following: (a) tangible and intangible assets, (land, buildings, furniture and fixtures), (b) the value of in-place leases, and (c) acquired liabilities. In estimating these values, the Company applies methods similar to those used by independent appraisers of income-producing property. Estimates of fair value of acquired debt are based upon interest rates available for the issuance of debt with similar terms and remaining maturities. Depreciation is computed on a straight-line basis over the remaining useful lives of the related tangible assets.

Buildings and improvements are depreciated over 5-35 years. Furniture, fixtures, equipment and other assets are depreciated over 3-20 years. Other intangible assets are amortized over their estimated useful life.

As of December 31, 2020, the COVID-19 pandemic has delayed the utilization of the space and therefore the Company has elected to defer commencement of depreciation until the asset becomes operational in order to match the expenses to the period of economic benefit. All costs associated with the development of the project are capitalized.

Seller-financed Mortgage Lending

The Company offers mortgage lending on its real estate investments to third-parties and earn interest and loan origination fees. Because these properties are conveyed to third parties in exchange for a promissory note, mortgage receivable assets are recorded on the consolidated balance sheets.

Real Estate Debt Investments

The Company’s real estate debt investments are generally classified as held to maturity, as the Company has both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to quarterly analysis for potential impairment.

Asset Impairment

Long-lived assets are reviewed for impairment quarterly or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment may exist if estimated future discounted cash flows associated with long-lived assets are not sufficient to recover the carrying value of such assets plus a market rate of return on such assets or if it is determined there is an other-than-temporary decline in an assets value below its carrying value. The Company considers projected future discounted cash flows, trends, strategic decisions regarding future development plans, and other factors in our assessment of whether impairment conditions exist.

The Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) signed into law in March 2020 in response to the COVID-19 pandemic contained certain provisions offering relief from the requirements of certain GAAP provisions for TDRs.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Under FASB ASC Subtopic 310-40, a debt restructuring qualifies as a TDR if the creditor grants a concession as a result of the debtor experiencing financial difficulties. TDRs are considered impaired loans, and lenders must disclose specific information related to TDRs on an annual basis. The relief included in Section 4013 of the CARES Act is applicable to financial institutions and insurance companies. It allows the companies to suspend application of TDR guidance to loan modifications if (1) the modification is related to COVID-19; (2) the borrower was not more than 30 days past due as of December 31, 2019; and (3) the modifications are related to arrangements that defer or delay payment of principal and interest or modify the interest rate on the loan. The applicable period for this relief was originally for modifications entered into from March 1, 2020 through December 31, 2020, and was recently extended until the earlier of (1) 60 days after the national emergency termination or (2) January 1, 2022, by way of the 2021 Consolidated Appropriations Act. The Company believes its accounting for loan modifications during the year ended December 31, 2020 was in accordance with these provisions.

As projections of future cash flows are estimates, different assumptions regarding a number of factors, including market rents, economic conditions, and occupancies, could significantly affect these estimates. In estimating fair value, management uses appraisals, management estimates, and discounted cash flow calculations which utilize inputs from a marketplace participant’s perspective. When impairment exists, the long-lived asset is adjusted to its fair value. With the exception of the Bridgewater, New Jersey asset impairment in the amount of $55,918 in 2019, the Company did not record any impairment charges for the years ended December 31, 2020 or 2019 (see Note 3).

Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

In determining fair value, observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions with preference given to observable inputs. These two types of inputs create the following fair value hierarchy as specified by ASC 820. ASC 820, requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within the different levels below, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The Company used valuation techniques by maximizing the use of observable inputs and minimizes the uses of unobservable inputs. The following hierarchy is applied:

●	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets.

●	Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

●	Level 3: Significant inputs based upon the application of valuation techniques and models that are both unobservable and significant to the overall fair value measurements.

Recurring Fair Value Measurements

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumption to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or has such items been liquidated, and those differences could be material to the financial statements.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

The following describes the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis:

Valuation of Non-Performing Mortgage Loans

After investing in a loan, the Company monitors the loan performance. If there appears to be an issue with the loan, the Company immediately reaches out to the obligor to reach a speedy resolution that is acceptable to both the Company and the obligor. Solutions to the matter may include, (a) refinancing of the loan for a fee, (b) the Company may sell the loan at a discount, (c) the Company may modify the terms of the loan or (d) the Company will foreclose on the loan and take ownership of the real estate asset collateralizing the loan. Delinquent loans are placed on non-accrual until sufficient payment history is reestablished to support continuing to accrue and recognize revenue.

Financial Instrument Fair Value Disclosures

As of December 31, 2020 and 2019, the carrying values of cash and cash equivalents, mortgage interest receivable, and accounts payable represent fair value because of the short-term nature of these instruments. The carrying value of subscriptions receivable approximates its fair value based on the nature of our assessment of the ability to collect these amounts from escrow. The carrying value of our escrow deposits approximate its fair value. The carrying value of properties held for resale, and real estate projects under development are represented at fair value because of short-term nature of these instruments.

Per Interest Data

Basic earnings per interest are computed using net income or loss attributable to each class of the Company’s interest holders and the weighted average number of interests outstanding. Diluted earnings per interest reflect interests issuable from the assumed conversion of options and awards granted and other instruments convertible into common interests. Only those items having a dilutive impact on our basic earnings per interest are included in diluted earnings per interest. As of December 31, 2020 and 2019, there were no instruments outstanding that have a dilutive impact on the number of Class A or Class B interests outstanding.

Income Taxes

The Company is a limited liability company. Accordingly, pursuant to the Internal Revenue Code, all taxable income or loss flows through to the Company’s members. Therefore, no provision for income tax has been recorded in these financial statements. Income (loss) from the Company is reported and taxed to the members on their individual tax returns.

The Company accounts for income taxes under FASB ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company’s evaluation, it has been concluded that that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustment that would result in a material change to its financial position.

For the two years ended December 31, 2020, the Company is taxed as a partnership for US federal income tax purposes. Additionally, the Company’s subsidiaries, as single-member limited liability companies, are treated as disregarded entities for US federal income tax purposes. Accordingly, all consolidated items of income, deductions, gains or losses and credits are allocated to the member’s in accordance with the operating agreement and subchapter K of the Internal Revenue Code. Since the Company is not liable for tax itself, no material federal tax provision has been recorded.

The Company has filed or will file all of its federal and state income tax return since inception. The positions shown on those tax returns are open for examination for a period of three years. Currently, the Company is not under examination by any taxing jurisdiction and has not been assessed any interest or penalties related to income tax matters. The Company routinely evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the Company has no uncertain tax positions.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Revenue Recognition

For the years ended December 31, 2020 and 2019, the Company’s sources of revenue are from interest from real estate assets, loan origination fees, transaction management fees, transactional funding fees and rental income. The interest income is recognized by the Company on a straight-line basis. The other sources of revenue are recorded on an accrual basis of accounting.

The Company’s presentation of revenue within its consolidated statements of operations is separated into its component parts by the nature and timing of the revenue streams. The Company’s revenue relating to its real estate investment activities are accrued as earned. For the years ended December 31, 2020 and 2019, the Company recorded $187,629 and $176,980 of revenue, respectively, from real estate investment activities as follows:

●	Interest from real estate assets – The Company records interest income from mortgage lending on a straight-line, daily basis.

●	Loan origination fees – The Company records loan origination fees generated from loans provided to customers. Loan origination fees are amortized into income over the life of the loan.

●	Transaction management fees – The Company records transactions and management fees.

●	Transactional funding fees – The Company records revenue from points paid for loans held by the Company from double closing activities when property closings are completed with a group of wholesalers, of which the Company is a participant. Fees are recognized in full in the month the mortgages provided by the Company are closed. Revenue will be accrued in the month on closing even if cash is not received in the same month as the closing.

●	Rental income – The Company provides properties available for rental.

Certain real estate and other loans may include exit fees which are included in revenue upon the termination and liquidation of the loan receivable.

The Company anticipates earning revenue from various other real estate activities including property sales, property leasing, and other fees for services.

Marketing and Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

The Manager has borne the organizational costs, including accounting fees, legal fee, and costs of incorporation. See Note 4 for additional information.

Economic Injury Disaster Loan

During the year ended December 31, 2020, the Company received an advance in the amount of $10,000 under the Small Business Administrations’s Economic Injury Disaster Loan (“EIDL”) Program. The EIDL Program, established as part of the CARES Act, provides economic relief to small businesses and nonprofit organizations that experience a temporary loss of revenue due to the economic effects from the COVID-19 pandemic. It is meant to meet financial obligations and operating expenses that could have been met had the disaster not occurred. The $10,000 loan was forgiven during 2020 and is reflected in other income for the year ended December 31, 2020.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation (“FDIC”) insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company maintained bank account balances in excess of the FDIC insurance limit of $2,529,763 and $262,639, respectively.

Concentration of Geographical Risk

Due to its ownership and development of the TREF Legacy Center at 3015 Martin Street, Atlanta, the Company is subject to risk factors relating to the Atlanta, Georgia geography. The assets located in this geography represent 38.5%t of the Company’s assets as of December 31, 2020. Despite this geographical concentration, the Company believes the assets located there do not require impairment due to this risk.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation A and the Company accounts for these costs under ASC 505-10-45-2. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to Class A members’ capital as they are directly attributable to the offering of Class A interests. For the years ended December 31, 2020 and 2019, the Company’s Class A members’ capital has been charged $292,512 and $117,837, respectively, for offering costs.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted this new accounting standard as of January 1, 2018.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company’s consolidated balance sheet.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 3 – REAL ESTATE ASSETS

As of December 31, 2020 and 2019, the Company has invested in six and nine properties, respectively, as the owner, joint venture member or mortgagee.

Mortgage Notes Receivable

The Company’s real estate loan policy sets forth guidelines for debt service coverage ratios, loan to value and documentation standards. Commercial real estate loans are usually made based upon identified cash flows of the borrower with consideration given to underlying real estate collateral and personal or government guarantees. Loan origination and other fees are accounted for separately and are amortized into income over the life of the loan. During the years ended December 31, 2020 and 2019, the Company invested $191,622 and $1,816,068, respectively, into mortgage notes receivable and received principal repayments of $472,000 and $0, during the years ended December 31, 2020 and 2019, respectively. The mortgage notes receivable balance is $1,535,690 and $1,816,068, as of December 31, 2020 and 2019, respectively. These notes are structured to mature one year from the original date but were extended for one year in 2020 to maturities in 2021. One note issued in 2020 matures in 2022 for $50,000. The notes are collateralized by first or second mortgages on the underlying properties. Interest rates range from 8%-16%. Total income recognized for interest on mortgage notes was $208,168 and $150,542 for the years ended December 31, 2020 and 2019, respectively, of which $81,846 and $44,928 is accrued and receivable as of December 31, 2020 and 2019, respectively.

Refinance of Knapp Street Loan

On January 3, 2020, Elixir of Life LLC repaid a note through a refinance for a total payoff amount of $532,181, including $55,000 of management fees, $472,000 of principal, and $5,181 of accrued interest receivable. On the same day, Elixir of Life LLC issued the Company a new promissory note in the principal amount of $50,000 and the Company loaned $50,000 to the borrower under this note. This note matures on January 2, 2022 and accrues interest at a rate of 15% per annum. In addition to the principal and interest, the borrower is required to pay an exit fee of $7,500 when the note is repaid. The note is secured by a second mortgage on the property.

Joint Venture Investment

Pursuant to an Amended and Restated Operating Agreement dated June 3, 2019, the Company, through its subsidiary JMREP 28, LLC, invested $550,000 in a joint venture partnership, located in Macon, Georgia, known as 2360 Tredway Properties, LLC (a Georgia limited liability company), which owns 100% of a subsidiary known as the The Oaks North, LP (a Georgia limited partnership) a multi-family residential community comprised of 98 apartment units. In connection with its investment, the joint venture paid the Company a 3% origination fee in the amount of $16,500. The Company owns 40% of the joint venture. However, upon the occurrence of certain events of default, the Company can ultimately own up to 60% of the joint venture.

The Company accounts for the investment using the equity method of accounting for investments (see note above). During 2020 and 2019, the Company’s tax loss from operations was $141,835 and $59,454, reducing the balance carried on the balance sheets as of December 31, 2020 and 2019 to $348,711 and $490,546, respectively. These losses are included in the consolidated statement of operations for the year ended December 31, 2020 and 2019 as loss on joint venture, equity method.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Highlights of the unaudited balance sheets as of December 31, 2020 and 2019 and the statement of operations for the year ended December 31, 2020 and the period from June 28, 2019 (inception) through December 31, 2019, as prepared on the income tax basis are as follows:

2360 Tredway Properties, LLC

Highlights of Balance Sheet

December 31, 2020 and 2019

(Income Tax Basis - Unaudited)

	2020	2019
ASSETS
Real estate property
Land	$500,000	$500,000
Property improvements, net	3,221,976	3,345,700
Cash	774	31,897
Amounts due from related party	16,009	33,428
Intangible and other assets, net	-	63,878
Total assets	$3,738,759	$3,974,903

LIABILITIES AND MEMBER EQUITY
Mortgage payable, due in one year*	2,902,500	2,902,500
Member equity**	1,339,481	1,221,039
Deficit	(503,223)	(148,636)
Total liabilities and member equity	$3,738,759	$3,974,903

2360 Tredway Properties, LLC

Highlights of Statement of Operations

For the Year Ended December 31, 200 and the Period from June 28, 2019 (Inception) to December 31, 2019

(Income Tax Basis - Unaudited)

	2020	2019
Rental income, net	$459,557	$240,015
Management fee	40,061	23,726
Repairs and maintenance	133,686	47,245
Operating expenses, other	220,036	94,321
Net operating income	65,775	74,723
Interest expense	230,902	137,724
Depreciation and amortization	189,460	85,635
Net loss***	$(354,587)	$(148,636)

*	The mortgage payable has been extended past December 31, 2020.
**	Includes the Company’s investment of $550,000.
***	The Company’s share of loss is $141,835 and $59,454 for the years ended December 31, 2020 and 2019, respectively.

Properties Held for Resale

The investment in the amount of $364,363, with a cost basis of $390,302 on the sale date after property improvement costs, located at 1000 Carteret Road was held for resale as of December 31, 2019. The property sold on March 27, 2020 for $390,302, less than the original cost plus improvements. The loss on sale of $55,918 is included as an asset impairment in the consolidated statement of operations for the year ended December 31, 2019. There were no properties held for resale as of December 31, 2020.

The mortgage note receivable secured by 2087 E Roxboro Road, NE was transferred to the Company in a deed in lieu of foreclosure on March 15, 2020 and was included as a property held for sale as of December 31, 2019. The mortgage note receivable was mortgaged for the amount of $367,527. This property was sold in November of 2020 for $455,615 for a gain of approximately $73,140.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Projects Under Development

The real estate asset located at 3015 R N Martin Street (aka the Legacy Center) was acquired in October 2018. As of December 31, 2020 and 2019, the asset is under development, and is intended to become a long-term investment for which the Company will receive rental income. Depending on management’s opinion of the market, the Company may alter its intended holding period. As of December 31, 2020, the COVID-19 pandemic has delayed the utilization of the space and therefore the Company has elected to defer commencement of depreciation until the asset becomes operational in order to match the expenses to the period of economic benefit. The commercial real estate is comprised of 30,000 square feet of office space on 2.6 acres of land. During 2020 and 2019, the Company invested in improvements costing $176,890 and $686,943, respectively. Management anticipates that an additional cost in excess of $350,000 will be required to complete the build-out. The following table summarizes the Company’s investments held for development as of December 31, 2020 and 2019.

	As of December 31, 2020	As of December 31, 2019
Property investment cost, beginning of period	$2,925,211	$2,238,268
Repositioning costs	176,890	686,943
Depreciation	(1,465)	-
Total investments held for development	$3,100,636	$2,925,211

Escrow Deposit

In December 2018, the Company executed documents and provided the title company with funds to acquire 1806 Knapp Street for $341,200. Due to circumstances beyond the control of management, the county recorder of deeds failed to timely record the transaction until January 2, 2019. The transaction has been recorded as an escrow deposit as of December 31, 2018.

NOTE 4 – DUE FROM MANAGER

As discussed more fully in the Company’s operating agreement, the Company has appointed Tulsa Founders, LLC as the sole manager of the Company (the “Manager”). As described in Note 9, management fees and other reimbursable expenses are accrued by the Company and payable to the Manager. Amounts due to or due from the Company and the Manager are netted together and classified as a current asset or current liability depending on the amount. The following table summarized the amounts due to or from the Manager as of December 31, 2020 and 2019

Due to/(Due from) the Company
	2020	2019
Beginning Balance	(128,027)	103,842
Company expenses paid for by the Manager	$-	$(42,544)
Management fees paid in excess/(underpaid) of accrued management fee expense	(162,681)	(189,325)
Total due to/(from) Company	$(290,708)	$(128,027)

Although the Manager may charge up to 10% per annum on amounts the Company owes the Manager, the Manager has opted not to charge interest at this time.

NOTE 5 – INCOME TAX PROVISION

As an entity treated as a partnership for US federal income tax purposes, all items of income, deduction, gain, loss and credit flows through the Company and is taxable to the members of the Company. No material state income tax provision exists for the Company.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Funding Commitments

The Company expects to fulfill commitments through December 31, 2021 for renovation projects in the approximate amount of $23,191 for the Company’s mortgage portfolio and an approximately $350,000 for the Legacy Center.

General Litigation

In the normal course of business, the Company may become a party to litigation matters involving claims against it. As of December 31, 2020, there are no current matters that would have a material negative effect on the Company’s financial position or results of operations.

Regulatory Matter

In February 2019, the Company received a grand jury subpoena from the United States Attorney’s Office for the Northern District of Georgia and a civil subpoena from the Securities and Exchange Commission, each seeking documents and other information concerning the Company. The likelihood of an unfavorable outcome and the amount of financial exposure from such were not yet determinable as of December 31, 2019, and therefore the Company had not yet recognized a liability for the potential outcome of this matter. In May 2020, management was informed that the actions commenced in February 2019 by the United States Attorney’s Office for the Northern District of Georgia and the SEC seeking additional information from the Company have been concluded without any enforcement action recommended.

NOTE 7 – MEMBERS’ CAPITAL

Class A and Class B Membership Interests

The Company has two classes of membership interests – Class A membership interests and Class B membership interests. The Company is authorized to issue 1,000,000 Class A interests. There are 1,000,000 Class A interests authorized and 222,171 and 158,324 interests outstanding as of December 31, 2020 and 2019, respectively. The voting rights of the Class A members are limited to certain events as provided in the Company’s operating agreement. These voting rights relate primarily to major decisions of the Company. Class A members receive an annualized, preferred, cumulative, non-compounding return of 8% per annum. After the Company has distributed cash equal to the preferred return to Class A members, Class A and Class B members divide the remaining distributable cash evenly.

Class B membership interests are reserved for the Manager, have full management authority, and receive an even share of distributable cash with Class A members once the preferred return has been distributed. There is a single Class B interest authorized and outstanding. Class B interests are irrevocably held by the Manager even if the current manager is removed from management under the terms of the operating agreement.

The Class A members have accumulated an amount of preferred return due in-arrears of $1,613,627 and $867,909 as of December 31, 2020 and 2019, respectively. This preferred return in-arrears must be paid prior to any distribution of distributable cash flow generated by real estate activities to Class B members. If losses have been allocated to members, future profits are applied against the historic losses until fully recovered.

Class A members may request a withdrawal or redemption from their membership in the Company subject to Company approval, after a period of 12 months of investment in the Company and only to the extent of five percent of the invested capital of the Company. If a member does not contribute all or any portion of the capital contribution they had committed to, the Company may sell additional interests in the Company to existing members on a right of first refusal basis at a rate of 1.5 times the value of the original investment. If the existing members of the Company do not elect to participate in the purchase of additional interests, the Company may sell the interests to a third party at a rate of 1.5 times the value of the original investment. The Company provided membership refunds of $395,398 and $49,483 during the years ended December 31, 2020 and 2019, respectively.

As members of a limited liability company, the members’ liability for Company debts and obligations is limited to the amount of their investment.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Class A Membership Interest Issuances

The Company has issued Class A interests as part of its securities offering under Regulation A. The Company is offering up to 1,000,000 Class A interests at an issuance price of $50 per interest.. Additionally, investors pay $25.50 per investment instance (regardless of how many interests) as transaction costs and escrow fees. Amounts the investors pay as transaction costs and escrow fees are included in the gross amount of capital received by the Company.

During the years ended December 31, 2020 and 2019, the Company issued 72,244 and 14,245 interests, respectively. Accordingly, the Company has raised approximately $3,711,536 and $703,080 in this offering during 2020 and 2019, respectively. Additionally, the Company has incurred a total of $292,512 and $117,837 in costs associated with the fund raising in the years ended December 31, 2020 and 2019, respectively. These costs, all of which have been paid to independent third parties, relate to administrative costs to process the funds raised in the offering, legal costs and other costs concerning the issuance of capital. These costs are charged against capital as Class A members’ capital.

NOTE 8 – RELATED PARTY TRANSACTIONS

Refinance and Management Agreement

On July 15, 2019, the Company refinanced a mortgage loan in the amount of $528,042 with JMREP 23, LLC. The mortgage term is one year and bears interest at the rate of 8% per annum. The real estate having an original cost of $366,591 when purchased in 2018, is pledged as collateral on the mortgage loan. JMREP 23, LLC is 34% owned by Morrison Holdings, LLC, an entity managed by the Jay Morrison (see Note 3 above). Under this loan, the Company recognized $4,910 and $4,212 of origination fees, as well as $43,960 and $19,559 of mortgage interest income for the years ended December 31, 2020 and 2019, respectively. JMREP 23, LLC owed accrued interest of $18,693 and $4,946 as of December 31, 2020 and 2019, respectively. The loan balance outstanding was $537,164 as of December 31, 2020 and 2019.

Effective as of November 15, 2019, the Company entered into a management agreement with JMREP 23, LLC, pursuant to which the Company agreed to provide certain real estate and advisory services. JMREP 23, LLC owns student housing located at 862 and 875 Parsons Street, Atlanta, Georgia. The management agreement expired February 29, 2020. During 2020, $2,706 was paid under this agreement.

JMREP 23, LLC agreed to pay the Company a monthly fee of $773 plus costs, fees or expenses paid to third parties. In exchange, the Company agreed to provide and monitor the following services to JMREP 23, LLC, including but not limited to; (a) pre-construction services, including obtain land use approvals, and architects and engineering services, (b) coordinate plans and specification for the properties and ensure compliance with applicable codes, laws, ordinances, rules and regulations, (c) construction services requiring the coordination and administration of architect, engineer, general contractor and others involved with the construction and rehabilitation of the project.

Intercompany Marketing Services Agreement

On May 1, 2018, the Company entered into an intercompany marketing services agreement with Jay Morrison Academy, LLC (“JMA”), a company controlled and managed Jay Morrison, which expired on March 31, 2020.Pursuant to this agreement, it is understood that JMA will and has provided the Company with exclusive services regarding access to email, client database, and the availability of the JMA marketing team from May 1, 2018 to October 31, 2019. Management of the Company indicates that JMA’s contracted marketing personnel contributed 50% of their time to the growth of the Company in exchange for the Company’s requirement to reimburse JMA for the direct costs incurred on behalf of the Company. During the period from May 1, 2018 through October 31, 2019, JMA paid marketing costs aggregating to $559,595, of which 50% ($279,798) was on behalf of the Company’s marketing objectives. For the period from November 1, 2019 through December 31, 2019, the Company paid marketing expense of $48,100, of which 50% ($24,050) was paid on behalf of JMA. During the period from January 1, 2020 to March 31, 2020, the Company paid marketing expense of $126,725 of which $33,200 was paid on behalf of JMA. JMA did not reimburse the Company for 50% of the payments made by the Company.

On July 1, 2020, the Company entered into a letter agreement with JMA, pursuant to which JMA has accepted $55,625 as the Company’s payment in full satisfaction of all obligations due to JMA from the Company, under the intercompany marketing services agreement. As a result, the aggregate amount of marketing expenses that will not be charged to the Company for the excess payment for marketing expenses is $224,173.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Upon the expiration of the intercompany marketing services agreement on March 31, 2020, the Company and JMA are each responsible for paying their own marketing costs. The Company paid $60,325 to JMA personnel in 2020 subsequent to the expiration of the agreement.

Other Transactions with JMA

In 2020, the Company launched a 30 day trial partnership with JMA related to its Cash Buyers Academy Initiative, a promotional campaign designed to explore synergies for The Company’s transactional funding services to JMA’s student investor basis. The campaign commenced on July 18, 2020, and was terminated after the 30 day period on August 18, 2020. The Company realized other income of $31,585 for its participation in the campaign, which is reflected in other income – related party on the accompanying consolidated statements of operations for the year ended December 31, 2020.

On December 15, 2019, JMA signed a five-year lease with TREF Legacy Center LLC, a wholly owned subsidiary of the Company, to lease office space. The lease provides for monthly rent of $3,763, the first payment of which is deferred for 90 days. Due to the COVID-19 virus, three months of payments were deferred with the first payment due July 1, 2020. Total rental income of $22,578 was recognized in 2020.The Manager

As described above in Note 4, from time to time, the Company has received payments from the Manager to pay for certain expenses and has paid management fees. Due to these transactions, certain amounts may be owed between the Company and the Manager from time to time. Because this is a related party transaction, no guarantee can be made that the terms of the arrangement are at arm’s length.

NOTE 9 – MANAGEMENT FEE EXPENSES

The Manager charges the Company a monthly asset management fee equal to 5.5% annualized on the total capital contributions, as adjusted from time to time for capital withdrawals, distributions, additional contributions, allocations and other capital account adjustments. The Company records this management fee in an annualized manner, ratably recording this management expense over the course of 12 months. The Manager reserves the right to defer collection of any compensation from the time it is earned until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on any deferred compensation. This gives rise to a difference as to when the management fee is accrued and when the funds are paid to the Manager. For the years ended December 31, 2020 and 2019, the total amount of management fees incurred was $512,681 and $413,752, respectively.

While not classified as a management fee, the Manager is entitled to a carried interest in one-half of the distributable cash once the preferred return has been distributed by virtue of holding all of the Class B membership interests. In 2020 and 2019, no carried interest was earned or paid to the Manager under this carried interest provision.

NOTE 10 – SUBSEQUENT EVENTS

Dividend

In January 2021, the Company declared a dividend of $1.76 per membership interest totaling a payout of $391,428 to all members of record on February 1, 2021. This dividend payout was made in February 2021.

Repayment of Loans

On January 7, 2021, the Company was repaid $570,292.48 on a related party loan for two Parson Street properties. Such repayment amount included a final draw that was not yet paid and owed to the borrower in the amount of $10,835.30. The Company was also owed an exit fee of $23,325. Due to the hardships in the housing industry and on the parties resulting from the COVID-19 pandemic, the parties agreed to mutually forgive the final draw amount and the exit fee.

On May 14, 2021, the Company settled on the mortgage at 412 Elgin Street in Nashville through PB Investments. The mortgage was repaid in full, with a payment to the Company of $248,317.

On May 14, 2021, the mortgage for 1838 North Miro St. was refinanced, through which the Company was repaid in full. The payoff on this transaction was $484,764.

TULSA REAL ESTATE FUND, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Deed in Lieu of Foreclosure

On May 13, 2021, the Company executed a deed-in-lieu of foreclosure on the 3 Cincinnati properties through New Beginning Home Solutions, including 4520 Kirby Ave, 3136 Durrell Ave, and 1741 Holloway Ave. The Company paid $5,000 for conditional delivery of the deed.

Management’s Evaluation

Management has evaluated subsequent events through July 2, 2021, the date the consolidated financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

ITEM 8. EXHIBITS

Exhibit No.	Description
2.1	Articles of Organization of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 2A to the Offering Statement on Form 1-A POA filed on August 5, 2019)
2.2	Amended and Restated Company Agreement of Tulsa Real Estate Fund, LLC, dated May 18, 2019 (incorporated by reference to Exhibit 5 to the Offering Statement on Form 1-A POA filed on August 5, 2019)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4 to the Offering Statement on Form 1-A POA filed on August 5, 2019)
6.1	Note, dated April 24, 2019, by BP Investment LLC, Phillip D. Black and Caryn R. Black in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.1 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.2	Deed of Trust, dated April 24, 2019, by BP Investment LLC, Phillip D. Black and Caryn R. Black in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.2 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.3	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between BP Investment LLC, Phillip D. Black, Caryn R. Black and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.3 to the Semiannual Report on Form 1-SA filed on August 3, 2021)
6.4	Promissory Note, dated April 26, 2019, by Anderson Holiday Holdings, LLC, Kelby R. Anderson and Felepe T. Holiday in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.3 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.5	Security Deed, dated April 26, 2019, by Anderson Holiday Holdings, LLC, Kelby R. Anderson and Felepe T. Holiday in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.4 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.6	Note, dated April 29, 2019, by New Beginnings Home Solutions, LLC and Paul Ellery, Jr. in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.5 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.7	Mortgage, dated April 29, 2019, by New Beginnings Home Solutions, LLC and Paul Ellery, Jr. in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.6 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.8	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between New Beginnings Home Solutions, LLC, Paul Ellery, Jr. and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.8 to the Semiannual Report on Form 1-SA filed on August 3, 2021)
6.9	Note, dated May 30, 2019, by Cultivated Properties, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.7 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.10	Mortgage, dated May 30, 2019, by Miro Street Investments, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.8 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.11	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Cultivated Properties, LLC, Miro Street Investments, LLC, Kendrea Young, Mason Thomas and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.11 to the Semiannual Report on Form 1-SA filed on August 3, 2021)
6.12	Interest Only Note, dated July 15, 2019, by JMREP 23, LLC and Reshon Mitchell in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.9 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.13	Security Deed, dated July 15, 2019, by JMREP 23, LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.10 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)

Exhibit No.	Description
6.14	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between JMREP 23, LLC, Reshon Mitchell and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.14 to the Semiannual Report on Form 1-SA filed on August 3, 2021)
6.15	Sale with Vendor’s Lien and Mortgage and Pledge and Collateral Assignment of Leases and Rents, dated January 2, 2019, between 1806 Knapp Street LLC and Elixir of Life LLC (incorporated by reference to Exhibit 6.11 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.16	Promissory Note, dated February 28, 2019, by Elixir of Life LLC and Saran Johnson Adams in favor of 1806 Knapp Street LLC (incorporated by reference to Exhibit 6.12 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.17	Promissory Note, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.13 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.18	Mortgage, Security Agreement and Pledge of Leases and Rents, dated January 3, 2020, by Elixir of Life LLC in favor of Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.14 to Amendment No. 1 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.19	Loan Agreement Modification and Note Addendum, dated October 31, 2020, between Elixir of Life LLC, Saran Adams, Mark Adams and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.19 to the Semiannual Report on Form 1-SA filed on August 3, 2021)
6.20	Amended and Restated Operating Agreement of 2360 Tredway Properties, LLC, dated June 3, 2020, between JMREP 28, LLC and Alchemy Real Estate Investment Group LLC (incorporated by reference to Exhibit 6.1 to Amendment No. 15 to the Semiannual Report on Form 1-SA/A filed on June 9, 2020)
6.21	Management Agreement, dated November 15, 2019, between JMREP 23, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.16 to the Annual Report on Form 1-K filed on September 4, 2020)
6.22	Intercompany Marketing Services Agreement, dated May 1, 2018, between Jay Morrison Academy, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.17 to the Annual Report on Form 1-K filed on September 4, 2020)
6.23	Letter Agreement re Intercompany Marketing Services Agreement, dated July 1, 2020, between Jay Morrison Academy, LLC and Tulsa Real Estate Fund, LLC (incorporated by reference to Exhibit 6.18 to the Annual Report on Form 1-K filed on September 4, 2020)
6.24	Office Lease Agreement, dated December 15, 2019, between TREF Legacy Center LLC and Jay Morrison Academy, LLC (incorporated by reference to Exhibit 6.19 to the Annual Report on Form 1-K filed on September 4, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2021	TULSA REAL ESTATE FUND, LLC

By: Tulsa Founders LLC, its manager
By: Jay Morrison Real Estate Partners LLC, its manager
By: Morrison Holdings, LLC, its manager

/s/ Jay Morrison
Name: Jay Morrison
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Jay Morrison		Chief Executive Officer of Morrison Holdings, LLC (principal executive officer and principal financial and accounting officer)	August 3, 2021
Jay Morrison

Tulsa Founders LLC		Manager	August 3, 2021
By: Jay Morrison Real Estate Partners LLC, its manager
By: Morrison Holdings, LLC, its manager

By:	/s/ Jay Morrison
Name:	Jay Morrison
Title:	Chief Executive Officer